Filed pursuant to Rule 424 (b)(5)

SEC File No. 333-101541

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 13, 2003

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 5, 2003)

$

Black Hills Corporation

    % Notes due 20

Interest on the notes is payable May      and November      of each year, commencing November , 2003. We may redeem some or all of the notes at any time at the redemption prices described under the caption “Description of the Notes—Redemption.” The notes have no sinking fund provisions.

The notes will be unsecured senior obligations of our company and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-11 of this prospectus supplement and page 3 of the accompanying prospectus.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Us
Per Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from May , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about May , 2003.

Joint Book-Running Lead Managers

Credit Suisse First Boston	Lehman Brothers

Joint Lead Manager

ABN AMRO Incorporated

BMO Nesbitt Burns

Scotia Capital

U.S. Bancorp Piper Jaffray

Wells Fargo Institutional Brokerage and Sales

, 2003

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in this prospectus supplement or the accompanying prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement may only be accurate on the date of this document.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include “forward-looking statements” as defined by the Securities and Exchange Commission, or SEC. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus supplement and the accompanying prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are based on assumptions which we believe are reasonable based on current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that, among other things, could cause actual results to differ materially from those contained in the forward-looking statements, including:

•	the effects on our business resulting from the financial difficulties of other energy companies, including the effects on liquidity in the energy marketing and power generation businesses and market perceptions of the energy and energy marketing businesses;

•	the effects on our business resulting from a lowering of our credit rating (or actions we may take in response to changing credit ratings criteria), including demands for increased collateral by our current or new counterparties, refusal by our current or potential counterparties or customers to enter into transactions with us and our inability to obtain credit or capital in amounts or on terms favorable to us;

•	capital market conditions;

•	unanticipated developments in the western power markets, including unanticipated governmental intervention, deterioration in the financial condition of counterparties, defaults on amounts due from counterparties, adverse changes in current or future litigation, market disruption and adverse changes in energy and commodity supply, volume and pricing and interest rates;

•	pricing and transportation of commodities;

•	population changes and demographic patterns;

•	prevailing governmental polices and regulatory actions with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and other capital investments, and present or prospective wholesale and retail competition;

•	the continuing efforts by or on behalf of the State of California to restructure its long-term power purchase contracts and efforts by regulators and private parties in several western states to recover refunds for alleged price manipulation;

•	changes in and compliance with environmental and safety laws and policies;

•	weather conditions;

•	competition for retail and wholesale customers;

•	market demand, including structural market changes;

•	changes in tax rates or policies or in rates of inflation;

•	changes in project costs;

•	unanticipated changes in operating expenses or capital expenditures;

•	technological advances by competitors;

•	competition for new energy development opportunities;

•	legal and administrative proceedings that influence our business and profitability;

•	the effects on our business, including the availability of insurance, resulting from terrorist actions or responses to such actions;

•	risk factors discussed in this prospectus supplement and the accompanying prospectus; and

•	other factors discussed from time to time in our filings with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. You should carefully read the more detailed information in the rest of this prospectus supplement and the accompanying prospectus about us and the notes being sold in this offering, including “Risk Factors,” and the information to which we have referred you, including our consolidated financial statements and related notes. Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Black Hills,” the “Company,” “we,” “us” and “our” refer to Black Hills Corporation and all of its subsidiaries collectively.

About Black Hills Corporation

We are a diversified energy company operating principally in the United States with three major business groups—integrated energy, electric utility and communications.

Integrated Energy

Our integrated energy group engages in the production of electric power through ownership of a diversified portfolio of generating plants and the sale of electric power primarily under long-term contracts, the production of natural gas, crude oil and coal primarily in the Rocky Mountain region, and the marketing and transportation of energy products. The integrated energy group consists of four segments: power generation, natural gas and crude oil exploration and production, coal mining and energy marketing and transportation.

Power Generation

Our power generation segment currently holds varying interests in operating gas-fired, coal-fired and hydroelectric independent power plants in California, Colorado, Massachusetts, Nevada, New York and Wyoming. We have a total net ownership interest of 1,046 megawatts, including minority interests in several power-related funds with a net ownership interest of 30 megawatts. Approximately 90% of our capacity is currently sold under long-term contracts.

Natural Gas and Crude Oil Exploration and Production

Our natural gas and crude oil exploration and production segment engages in oil and natural gas exploration and production primarily in the San Juan Basin of New Mexico and the Finn-Shurley Field area, located in Weston and Niobrara Counties in Wyoming. We also own a working interest in, but do not operate, additional wells located in California, Montana, Louisiana, Colorado, North Dakota, Texas, Wyoming, Oklahoma and offshore in the Gulf of Mexico. In addition, we have accumulated significant acreage in the Rocky Mountain region, which we plan to utilize for future oil and gas exploration.

In March 2003, we completed a merger with Mallon Resources Corporation pursuant to which Mallon became our wholly-owned subsidiary. At March 31, 2003, we had proved reserves of approximately 146.1 BCFE, or billion cubic feet equivalent.

Coal Mining

Our coal mining segment mines and processes low-sulfur, sub-bituminous coal near Gillette, Wyoming. Our Wyodak mine is located in the Powder River Basin, one of the largest coal reserves in the United States, and had

2002 production of approximately 4.1 million tons. Our mining rights to the coal are based on four federal leases and one state lease. As of December 31, 2002, we had coal reserves of approximately 272.8 million tons, enough to satisfy present contracts for approximately 60 years. We sell substantially all of our current coal production under long-term contracts to Black Hills Power, Inc., our electric utility, and to PacifiCorp, a diversified energy company and a co-owner of the Wyodak power plant located adjacent to our Wyodak mine. We have an additional contract to provide approximately 500,000 tons of coal per year to the Wygen plant, which was placed into service in the first quarter of 2003.

Energy Marketing and Transportation

Our natural gas marketing operations focus primarily on marketing natural gas to wholesale end users and on producer marketing services. Producer marketing services include purchases of wellhead gas and risk transfer and hedging products for gas producers in the Rocky Mountain region. Our gas marketing efforts are concentrated in the Rocky Mountain, western and mid-continent regions of the United States and in western Canada. Our average daily marketing volume for the year ended December 31, 2002 was approximately 1.1 million MMBtu, or million British thermal units, of natural gas.

Our crude oil marketing and transportation operations are concentrated primarily in Texas, Oklahoma and Louisiana. Our crude oil marketing business specializes in assisting independent crude oil producers by marketing and transporting their crude oil production to end use markets. Our average daily marketing volume for the year ended December 31, 2002 was approximately 57,000 barrels of crude oil. We own the Millennium Pipeline, a 200-mile pipeline that transports imported crude oil from Beaumont, Texas to Longview, Texas and has a capacity of approximately 65,000 barrels of oil per day. We also own Millennium Terminal Company, L.P., which leases 1.1 million barrels of crude oil storage connected to the Millennium Pipeline. In July 2002, we purchased the 190-mile long Kilgore Pipeline System. The Kilgore Pipeline System has a capacity of up to approximately 35,000 barrels of oil per day and transports crude oil from the Kilgore, Texas region south to Houston, Texas, which is a transfer point to connecting carriers. In addition, the system has approximately 400,000 barrels of crude oil storage at Kilgore and 375,000 barrels of storage at the Texoma Tank Farm located in Longview, Texas.

Electric Utility

Our electric utility, Black Hills Power, Inc., generates, transmits and distributes electricity to approximately 60,000 customers in South Dakota, Wyoming and Montana. Our utility owns 435 megawatts of generating capacity and has purchased 55 megawatts of generating capacity (declining to 50 megawatts in 2004) from PacifiCorp under a long-term power contract. Our utility reached its peak system load of 392 megawatts in August 2001. Approximately 50% of our utility’s power sources consist of coal-fired plants, 39% gas- or oil-fired plants, and the remaining 11% is purchased from other generators.

Our utility’s revenue mix for the year ended December 31, 2002 was comprised of 30% commercial, 24% residential, 17% contract wholesale, 15% wholesale off-system, 13% industrial and 1% municipal sales and other revenue. Our utility’s South Dakota customers account for over 90% of its retail electric revenues. Our utility’s retail electric rates in South Dakota are subject to a five-year freeze expiring on January 1, 2005. The rate freeze maintains rates for our utility’s residential, commercial and industrial customers at levels below the national average, while allowing our utility to retain the benefits from cost savings and from wholesale “off-system” sales of power, which are not covered by the rate freeze. Our utility optimizes the utilization of its power sources by selling capacity and energy in excess of the load requirements for its “on-system” local service territory and municipal customers to wholesale off-system customers at market prices, which sometimes exceed its regulated retail rates. We expect the volume of these off-system sales to increase from current levels due to growth in demand in the Rocky Mountain region and the addition of 40 megawatts of gas-fired generating capacity in early 2002.

Communications

Our communications group provides broadband telecommunications services to the markets of Rapid City and the northern Black Hills of South Dakota. We offer residential and business customers a full suite of communications services, including local and long distance telephone service, expanded cable television service, cable modem Internet access and high speed data and video services. We bundle these services into packages with a single consolidated bill for all of these services. In 2002, we completed our initial infrastructure build-out, consisting of a 242-mile inter- and intra-city fiber optic network and 818 miles of two-way interactive hybrid fiber coaxial cable.

We introduced broadband communications services to the Rapid City and northern Black Hills areas in November 1999. As of March 31, 2003, we were serving approximately 22,700 residential customers and 2,700 business customers.

Our Business Strategy

Our long-term growth strategy is to add and augment revenue streams from our diverse energy operations. We have implemented an integrated approach to power generation, fuel production and energy marketing, supported by disciplined risk management practices. Building on the strength of our electric utility, we have enhanced our local operations by providing broadband communications to our customers in South Dakota. Our diverse operations enable us to avoid reliance on any single business to achieve our growth objectives. This diversity provides a measure of stability to our business and financial performance in volatile or cyclical periods.

Our strategy includes the following key elements:

•	preserve our electric utility’s low-cost rate structure for our residential, commercial and industrial customers while retaining the flexibility to allocate excess generating capacity to maximize returns in changing market environments;

•	grow our power generation segment by developing and acquiring power generating assets in targeted western markets and, in particular, by expanding generating capacity of our existing sites through a strategy known as “brownfield development;”

•	exploit our fuel cost advantages and our operating and marketing expertise to produce power at attractive margins;

•	sell a large percentage of our production from new independent power projects through long-term contracts in order to secure a stable revenue stream and attractive returns;

•	increase our reserves of natural gas and crude oil and expand our overall fuel production;

•	manage the risks inherent in energy marketing by maintaining position limits that minimize price risk exposure;

•	conduct business with a diversified group of counterparties;

•	increase margins from our coal production through an expansion of mine-mouth generation and increased coal sales;

•	build and maintain strong relationships with wholesale energy customers;

•	create a strong “super local” service company by capitalizing on our utility’s established market presence, relationships and customer loyalty to expand our local communications business and to integrate our electric utility and telecommunications products around the same customer base; and

•	organize our lines of business into retail and wholesale components. The retail component will consist of electric utility and telecommunications products in our electric utility’s retail service area. The wholesale component will consist of power generation facilities, fuel production and energy marketing and transportation.

From time to time we engage in active discussions for the acquisition of operating assets or the divestiture of non-strategic operating assets in order to focus our capital investments in assets and operations that are central to our overall business strategy. These discussions can involve significant amounts of assets and have sometimes reached advanced stages. At the present time, we are continuing to review several situations which, over time, could develop into acquisition or divestiture opportunities. To date, no definitive agreements for the purchase or sale of any such assets have been reached. We expect to continue to evaluate such strategic opportunities as they may arise.

Capital Resources and Cash Requirements

Our primary cash needs are for:

•	payments of interest and principal on our long-term and short-term debt;

•	capital expenditures to maintain our facilities;

•	capital expenditures to increase our development and production of natural gas and to increase our power generation and other assets;

•	loans and equity infusions to our subsidiaries, particularly in our unregulated power generation unit; and

•	payments of dividends to our shareholders.

We expect cash infusions to our subsidiaries to be contingent upon opportunities for future development projects, which are discretionary in nature and for which we have no commitments at this time. The deployment of our capital for new power generation and other projects will in part be determined by our ability to find projects that meet our investment criteria and other requirements.

At March 31, 2003, we had approximately $68 million of cash. Our subsidiaries are restricted from distributing a total of approximately $37 million of our $68 million in cash under the terms of various credit facilities which require those subsidiaries to maintain minimum levels of cash, working capital or debt service funds.

At March 31, 2003, we had total indebtedness of approximately $978 million, which included notes payable of $337 million, current maturities of long-term debt of $25 million, and long-term debt, net of current maturities, of $617 million.

In April 2003, we completed a public offering of 4,600,000 shares of our common stock. The net proceeds of approximately $118 million were used to repay outstanding notes payable.

As of March 31, 2003, after giving effect to the application of the net proceeds of the common stock offering, our notes payable consist of the following:

•	$89.7 million of borrowings under our $195 million, 364-day revolving credit facility, which expires on August 26, 2003; and

•	$129.0 million of borrowings and $57.3 million in letters of credit outstanding under our $200 million, three-year revolving credit facility, which expires on August 27, 2004.

We intend to use a portion of the net proceeds of this offering to repay all of the borrowings under our 364-day revolving credit facility. We intend to use the remainder of the net proceeds to repay other indebtedness, which may include some or all of our notes payable under our three-year revolving credit facility and long-term debt under our $35 million term loan due September 30, 2004.

We anticipate paying the remainder of the outstanding indebtedness through our operating cash flows, refinancing our existing debt, issuing additional debt or equity securities, selling non-strategic operating assets or a combination of the above.

Recent Developments

Downgrade of Credit Ratings

On May 13, 2003, our corporate credit rating was downgraded to “BBB-” by Standard & Poor’s Ratings Group. The rating is publicly disseminated by Standard & Poor’s. See “Risk Factors—Our credit ratings have recently been lowered and could be further lowered in the future. If this were to occur, our access to capital and our cost of capital and other costs would be negatively affected.”

Earnings for the First Quarter of 2003

On May 5, 2003, we reported earnings for the first quarter of 2003 of $0.52 per share, including a loss of $0.10 per share resulting from the cumulative effect of a change in accounting principle pursuant to the adoption of Emerging Issue Task Force Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” or EITF 02-3, and the adoption of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations.” Due to our adoption of EITF 02-3, certain energy marketing activities previously reported on a fair value basis will now be reflected under the accrual method of accounting. Income from continuing operations for the first quarter of 2002 was $0.55 per share. The improvement in income from continuing operations from $0.55 per share in the first quarter of 2002 to $0.62 per share in the first quarter of 2003 reflects higher oil and gas prices and gas marketing volumes and margins, an increase in power sales resulting from higher generation capacity in our power generation segment and improving performance in our communications segment, partially offset by a decrease in earnings at our electric utility due to higher fuel costs and interest expense.

Merger With Mallon Resources Corporation

In March 2003, we completed a merger with Mallon Resources Corporation, an independent energy company engaged in oil and natural gas exploration, development and production primarily in the San Juan Basin of New Mexico. The total cost of the transaction was approximately $53 million, which includes $30.5 million for the acquisition of Mallon’s debt that we assumed in October 2002 and the settlement of outstanding hedges. We issued 481,509 shares of our common stock to Mallon shareholders in the merger, representing 0.044 of a share of our common stock for each share of Mallon common stock.

The Offering

Issuer	Black Hills Corporation.

Securities Offered	$ aggregate principal amount of % Notes due .

Maturity	, .

Interest Rate	% per year (calculated using a 360-day year).

Interest Payment Dates	May and November of each year, beginning November , 2003.

Optional Redemption	The notes may be redeemed at our option, in whole or in part, at any time at the redemption price described under “Description of the Notes—Redemption.”

Ranking

The notes will be our unsecured senior obligations. The notes will rank equally with all of our existing and future unsecured and unsubordinated indebtedness and senior to all of our future subordinated indebtedness. The notes will be effectively subordinated to any existing or future secured indebtedness. Because we are a holding company, the notes will also be effectively subordinated to the existing and future indebtedness of our subsidiaries as to their assets.

Use of Proceeds	We will use the estimated $ million in net proceeds from this offering to repay outstanding debt. See “Use of Proceeds.”

Trustee	The trustee under the indenture is LaSalle Bank National Association.

Our Executive Offices

We are incorporated in South Dakota and our headquarters and principal executive offices are located at 625 Ninth Street, Rapid City, South Dakota 57701. Our telephone number is (605) 721-1700.

Summary Consolidated Financial Data

The following table presents summary consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years then ended and is derived from our audited consolidated financial statements for those years. You should read this summary consolidated financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. You should also read this summary consolidated financial data along with our unaudited pro forma combined condensed financial statements included in our Current Report on Form 8-K dated March 10, 2003, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited pro forma combined condensed financial statements give effect to our recently completed merger with Mallon Resources Corporation pursuant to the purchase method of accounting for business combinations and were prepared based on the assumption that the merger had been consummated as of January 1, 2001. The unaudited pro forma combined condensed financial data are not necessarily indicative of the results of operations that would have occurred had the merger been consummated on the date assumed, nor are they necessarily indicative of future results of operations.

	Year Ended December 31,
	2002	2001	2000
	(in thousands, except per share amounts)
Consolidated Income Statement Data

Operating revenues	$423,919	$461,938	$292,142
Operating income	132,601	169,770	115,089
Interest charges and financing costs	41,234	39,479	30,136
Income from continuing operations before change in accounting principle	63,193	87,584	52,812
Net income	61,452	88,077	52,848
Earnings per share from continuing operations:
Basic	$2.35	$3.43	$2.39
Diluted	2.33	3.40	2.37
Dividends per share	$1.16	$1.12	$1.08
Weighted average shares outstanding:
Basic	26,803	25,374	22,118
Diluted	27,167	25,771	22,281

Consolidated Balance Sheet Data (end of period)

Total assets	$2,035,169	$1,662,401	$1,320,320

Short-term debt, including current maturities	363,948	396,354	224,960
Long-term debt	618,862	415,798	307,092
Preferred stockholders’ equity	5,549	5,549	4,000
Common stockholders’ equity	529,614	509,615	278,346

Total capitalization	$1,517,973	$1,327,316	$814,398

Consolidated Statement of Cash Flows Data

Cash flow from operating activities	$218,774	$178,406	$67,641
Cash flow from investing activities	(305,153)	(591,713)	(163,357)
Cash flow from financing activities	136,234	418,973	103,140

Increase in cash and cash equivalents	$49,855	$5,666	$7,424

Other Financial Data

Ratio of earnings to fixed charges(a)	2.59	3.60	3.40
Ratio of earnings to fixed charges and preferred stock dividends(a)	2.58	3.54	3.39

(See note on following page)

(a)	Computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings consist of income from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiaries, income or loss from equity investees, and fixed charges, plus amortization of capitalized interest, distributed income of equity investees and less interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense.

RISK FACTORS

Before you invest in the notes, you should be aware that there are various risks including those described below and those described in “Risk Factors” in the accompanying prospectus. You should carefully consider these risks together with all of the other information included in this document and the documents to which we have referred you. See “Where You Can Find More Information.”

Our agreements with counterparties that have recently experienced downgrades in their credit ratings expose us to the risk of counterparty default, which could adversely affect our cash flow and profitability.

We are exposed to credit risks in our power generation and energy marketing operations. Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. In the past year, a substantial number of energy companies have experienced downgrades in their credit ratings, some of which serve as our counterparties from time to time. In particular, the credit ratings of the senior unsecured debt of Public Service Company of Colorado, Nevada Power Company and Allegheny Energy Supply Company, LLC, or AESC, counterparties under tolling agreements with our subsidiaries, have recently been downgraded by one or more rating agencies. The credit ratings of Nevada Power Company and AESC were downgraded to non-investment grade status. In addition, we have project level financing arrangements in place that provide for the potential acceleration of payment obligations in the event of nonperformance by a counterparty under related power purchase agreements. If these or other counterparties fail to perform their obligations under their respective power purchase agreements, our financial condition and results of operations may be adversely affected. We may not be able to enter into replacement power purchase agreements on terms as favorable as our existing agreements, or at all. If we are unable to enter into replacement power purchase agreements, we would sell the plant’s power at market prices.

We have substantial indebtedness, much of which is short-term. We will require significant amounts of debt or equity capital in order to refinance or repay maturing indebtedness as it becomes due and to grow our business. Our future access to these funds is not certain, and our inability to access funds in the future could adversely affect our liquidity and our ability to implement our business strategy.

As of March 31, 2003, we had total consolidated indebtedness of approximately $978 million, which included notes payable of $337 million, current maturities of long-term debt of $25 million, and long-term debt, net of current maturities, of $617 million. Our substantial indebtedness may:

•	limit our ability to borrow funds or increase the cost to borrow additional funds;

•	hinder our ability to pay dividends at the current rate;

•	require us to dedicate a substantial portion of our cash flow from operations to pay our debt, which would reduce funds available for us to finance our current operations and for our future business opportunities;

•	have a negative impact on our credit ratings;

•	increase our vulnerability to adverse economic and industry conditions;

•	place us at a competitive disadvantage compared to competitors having less debt; or

•	require us to sell assets in order to repay debt.

Some of our debt agreements contain restrictive covenants, including restrictive financial covenants pertaining to our recourse debt-to-capitalization ratio, fixed charge coverage ratio and total level of equity. If we fail to maintain these specified ratios and levels, our ability to borrow funds could be further limited. If our failure to maintain those ratios and levels were to persist, the creditors under those debt agreements could eventually require us to immediately repay the entire balance of those outstanding loans.

Our credit ratings have recently been lowered and could be further lowered in the future. If this were to occur, our access to capital and our cost of capital and other costs would be negatively affected.

Our issuer credit rating was recently downgraded to “Baa3” by Moody’s Investors Service Inc. and our corporate credit rating was recently downgraded to “BBB-” by Standard & Poor’s Ratings Group. Any further reduction in our ratings by Moody’s or by Standard & Poor’s, particularly a reduction to a level below investment grade, could adversely affect our ability to refinance or repay the notes and our existing debt and to complete new financings on acceptable terms or at all.

In addition, a further downgrade in our credit rating would increase our costs of borrowing under some of our existing debt obligations, including borrowings made under our $200 million three-year and $195 million 364-day revolving credit facilities, our $35 million term loan, and our $27.5 million and $4.5 million secured financings. A further downgrade in our credit rating would also result in an increase in the operating lease costs related to our Wygen plant lease.

A further downgrade could also result in our business counterparties requiring us to provide additional amounts of collateral under new transactions, particularly transactions pertaining to our energy marketing activities.

We must rely on cash from our subsidiaries to make debt payments. There may be changes in the regulatory environment that restrict our utility’s ability to pay dividends to us.

We are a holding company and thus our investments in our subsidiaries are our primary assets. Consequently, our operating cash flow and our ability to service our indebtedness depend on the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends or advances. The notes are not guaranteed by our subsidiaries, and our subsidiaries are separate legal entities that have no obligation to make any funds available for that purpose, whether by dividends or otherwise. Creditors of a subsidiary are entitled to be paid what is due them before assets of the subsidiary become available for creditors of its parent. Therefore, the liabilities, including trade payables and accrued liabilities, of our subsidiaries will, in effect, be prior in right of payment to the notes with regard to the assets of our subsidiaries. This can substantially reduce the portion of our consolidated assets which are available for payment of the notes. As of December 31, 2002, after giving effect to the application of the net proceeds of our common stock offering completed in April 2003 and this offering, approximately $607.3 million of our indebtedness, consisting of indebtedness of our subsidiaries, would rank effectively senior to the notes. In addition, as of March 31, 2003, our subsidiaries are restricted from distributing approximately $37 million of our $68 million in cash under the terms of credit facilities which require those subsidiaries to maintain minimum levels of cash, working capital or debt service funds.

Our utility is regulated by utility commissions in the States of South Dakota and Wyoming. These commissions generally possess broad powers to ensure that the needs of the utility customers are being met and that we maintain a reasonable capital structure. As a result of the 2001 energy crisis in California and the financial troubles at a number of energy companies, some state utility commissions have imposed restrictions on the ability of the utilities they regulate to pay dividends or make advances to their parent holding companies. If the utility commissions in South Dakota or Wyoming choose to adopt similar restrictions, our utility’s ability to pay dividends or advance funds to us would be limited, which could materially and adversely affect our ability to meet our financial obligations.

Results of an investigation into reporting of trading information could adversely affect our business.

In March 2003, we received a request for information from the Commodity Futures Trading Commission, or CFTC, calling for the production, among other things, of “all documents relating to natural gas and electricity trading” in connection with CFTC’s industry wide investigation of trade and trade reporting practices of power and natural gas trading companies. Since that time, we have produced documents and other materials in response to more specific requests relating to the reporting of natural gas trading information to energy industry publications. We are also conducting an internal investigation into the accuracy of information that former employees of Enserco Energy Inc., our gas marketing subsidiary, voluntarily reported to trade publications. As a part of our internal investigation and in response to CFTC’s document request, we provided documents and materials to the CFTC, including information identifying instances in which it appears that former employees at Enserco provided inaccurate reports of natural gas transactions to one or more industry trade publications. We intend to continue our policy of cooperation with the CFTC. However, both our internal and CFTC’s investigations are continuing, and we cannot predict their outcome or whether they will lead to legal proceedings against us, civil or criminal fines or penalties, or other regulatory action which, in turn, could adversely affect our financial condition or results of operations.

Geopolitical tensions may impair our ability to raise capital and retard our growth.

Continuing conflict in the Middle East or a further increase in tensions with the government of North Korea could disrupt capital markets and make it more costly or temporarily impossible for us to proceed with our plans to raise capital and refinance or repay debt, thus hampering the implementation of our growth strategy. In the past, geopolitical events, including the uncertainty associated with the Gulf War in 1991 and the terrorist attacks of September 11, 2001, have been accompanied by general economic slowdowns. A prolonged conflict or stalemate arising from current geopolitical tensions or other factors could retard economic growth and reduce demand for the power and fuel products that we produce or market, which could adversely affect our earnings.

Our rate freeze agreement with the South Dakota Public Utilities Commission, which prevents us, absent extraordinary circumstances, from passing on to our South Dakota retail customers cost increases we may incur during the rate freeze period, could decrease our operating margins.

Our rate freeze agreement with the South Dakota Public Utilities Commission is effective until January 1, 2005. We may not apply to the Commission for any increase in our rates, or invoke any fuel and purchased power adjustment tariff which would take effect during the freeze period, except in extraordinary circumstances. Because we are generally unable to increase our rates, our utility’s historically stable returns could be threatened by plant outages, machinery failure, increases in purchased power costs over which we have no control, acts of nature, acts of terrorism or other unexpected events that could cause our operating costs to increase and our operating margins to decline. Moreover, in the event of unexpected plant outages or machinery failures, we may be required to purchase replacement power in wholesale power markets at prices which exceed the rates we are permitted to charge our retail customers.

Because prices for our products and services and other operating costs for our business are volatile, our revenues and expenses may fluctuate.

A substantial portion of our growth in net income in recent years is attributable to increasing sales of wholesale electricity and natural gas into a robust market. The prices of energy products in the wholesale power markets have stabilized at lower levels after the price volatility experienced in the second half of 2000 and the first half of 2001. Power prices are influenced by many factors outside our control, including:

•	fuel prices;

•	transmission constraints;

•	supply and demand;

•	weather;

•	economic conditions; and

•	the rules, regulations and actions of the system operators in those markets.

Moreover, unlike most other commodities, electricity cannot be stored and therefore must be produced concurrently with its use. As a result, wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

The success of our oil and gas operations will depend substantially upon the prevailing market prices of oil and natural gas. Historically, oil and natural gas prices and markets have also been volatile, and they are likely to continue to be volatile in the future. A decrease in oil or natural gas prices will not only reduce revenues and profits, but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. Oil and natural gas prices are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. A decline in fuel price volatility could also affect our revenues and returns from energy marketing, which in the past have increased during periods of market volatility.

Our broadband communications business is subject to significant competition for its services and to rapid technological change.

Our communications group, which provides a full suite of communication services, faces strong competition for its services from the incumbent local exchange carrier and from long distance providers, Internet service providers, the incumbent cable television provider and others.

Our ability to recover our capital investment is dependent on our ability to sustain our customer base and is subject to the risk that technological advances may render our network obsolete. If we determine that we will be unable to recover our investment, we would be required to take a non-cash charge to earnings in an amount that could be material in order to write down a portion of our investment in our broadband communications business.

Construction, expansion, refurbishment and operation of power generating and transmission and resource recovery facilities involve significant risks which could lead to lost revenues or increased expenses.

The construction, expansion, refurbishment and operation of power generating and transmission and resource recovery facilities involve many risks, including:

•	the inability to obtain required governmental permits and approvals;

•	the unavailability of equipment;

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	social unrest;

•	weather interferences;

•	unforeseen engineering, environmental and geological problems; and

•	unanticipated cost overruns.

The ongoing operation of our facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, and our rights under warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damage payments.

Our power project development, expansion and acquisition activities may not be successful, which would impair our ability to execute our growth strategy.

The growth of our independent power business through development, expansion and acquisition activities is critical to our future growth. We may not be able to continue to develop attractive opportunities or to complete acquisitions or development projects we undertake. Factors that could cause our activities to be unsuccessful include:

•	competition;

•	changes in federal or state laws and regulations;

•	our inability to negotiate acceptable acquisition, construction, fuel supply or other material agreements;

•	our inability to obtain financing on acceptable terms or at all;

•	our inability to obtain required governmental permits and approvals;

•	capital market conditions; and

•	our inability to successfully integrate any businesses we acquire.

Estimates of the quantity and value of our proved reserves may change materially due to numerous uncertainties inherent in estimating oil and natural gas reserves.

There are many uncertainties inherent in estimating quantities of proved reserves and their values. The process of estimating oil and natural gas reserves requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reserves. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretations and judgment, and the assumptions used regarding quantities of recoverable oil and gas reserves and prices for oil and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of our reserves and future net cash flow being materially different from our estimates. In addition, results of drilling, testing and production and changes in oil and natural gas prices after the date of the estimate may result in substantial upward or downward revisions.

Our business is subject to substantial governmental regulation and permitting requirements as well as on-site environmental liabilities we assumed when we acquired some of our facilities. We may be adversely affected by any future inability to comply with existing or future regulations or requirements or the potentially high cost of complying with such requirements.

Our business is subject to extensive energy, environmental and other laws and regulations of federal, state and local authorities. We generally are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. In the course of complying with these requirements, we may incur significant additional costs. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulation may have a detrimental effect on our business.

In acquiring some of our facilities, we assumed on-site liabilities associated with the environmental condition of those facilities, regardless of when such liabilities arose and whether known or unknown, and in some cases agreed to indemnify the former owners of those facilities for on-site environmental liabilities. We strive at all times to be in compliance with all applicable environmental laws and regulations. However, steps to bring our facilities into compliance, if necessary, could be expensive, and thus could adversely affect our results of operations and financial condition. Furthermore, with the continuing trends toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the assets we operate, we expect our environmental expenditures to be substantial in the future.

One of our subsidiaries may incur material liabilities due to a prior owner’s potential violation of regulations for “qualifying facilities” under the Public Utilities Regulatory Policies Act of 1978, or PURPA.

In August 2001, we purchased a partnership interest in Las Vegas Cogeneration, L.P., which owns the 53 megawatt Las Vegas Cogeneration I Facility, from an affiliate of Enron. The prior owner certified to us and to relevant governmental authorities that the facility complied with all regulations necessary to obtain and maintain “qualifying facility” status under PURPA. Qualifying facilities are allowed to sell their output to electric utilities at “avoided cost” rates, which are usually higher than prevailing market-based rates. The prior owner contracted with Nevada Power Company to sell 45 megawatts of the facility’s output during the periods of peak electricity consumption at avoided cost rates. In connection with acquiring the facility, we assumed this contract.

Recently the FERC issued an order announcing an investigation to determine whether Enron’s ownership of the Las Vegas Cogeneration I Facility violated the qualifying facility regulations under PURPA. In addition, the SEC recently issued an initial decision concluding that Enron is an electric utility and is thus not exempt from regulations under the Public Utility Holding Company Act of 1935 that, among other things, prohibit electric utilities from owning more than 50 percent of a qualifying facility. Enron is appealing this decision.

The FERC investigation does not relate to the 224 megawatt gas-fired facility owned and operated by Las Vegas Cogeneration II, LLC, and located on the same site in North Las Vegas, Nevada. This facility is not now and never was certified as a qualifying facility under PURPA.

If FERC determines that Enron violated the qualifying facility regulations with respect to the Las Vegas Cogeneration I Facility, we, as a partner in the entity that now owns that facility, could be liable for any refunds, fines or other penalties FERC imposes. We could also be subject to additional liabilities resulting from third party claims. Because FERC has only recently begun its investigation, we cannot predict the outcome of FERC’s investigation. If FERC determines that Enron violated the qualifying facility regulations, any fines, penalties, and private damage claims could adversely affect our financial condition and results of operations.

We have the right to seek indemnification from the prior owner. While the prior owner is not among the Enron subsidiaries and affiliates currently in bankruptcy, the Enron bankruptcy could impair our ability to enforce a claim for indemnification.

We face potential claims related to forest fires in South Dakota in 2001 and 2002.

In September 2001, a fire, which is known as the Hell Canyon fire, occurred in the southwestern portion of the Black Hills region of South Dakota. The State of South Dakota has alleged that the fire occurred when a high voltage electrical span maintained by our electric utility subsidiary broke and electrical arcing from the severed line ignited dry grass. The fire burned approximately 10,000 acres of land owned by the Black Hills National Forest, the Oglala Sioux Tribe and other private landowners. The State of South Dakota initiated litigation against us in the Seventh Judicial Circuit Court, Fall River County, South Dakota, on January 31, 2003. The complaint seeks recovery of damages for alleged injury to timber and fire suppression and rehabilitation costs. A claim for treble damages is asserted with respect to the claim for injury to timber. We expect that the United

States Forest Service will assert substantially similar claims against us. Our investigation into the cause and origin of the fire is still pending. The total amount of damages claimed by the State of South Dakota is not specified in the complaint. We have denied all claims and will vigorously defend this matter.

In June 2002, a forest fire, sometimes referred to as the Grizzly Gulch fire, damaged approximately 11,000 acres of private and governmental land located near Deadwood and Lead, South Dakota. The fire destroyed approximately 20 structures and caused the evacuation of the cities of Lead and Deadwood for approximately 48 hours.

The cause of the Grizzly Gulch fire was investigated by the State of South Dakota. Contact between power lines owned by our electric utility subsidiary and undergrowth was alleged to be the cause. We have initiated our own investigation into the cause of the fire, including the hiring of expert fire investigators, and that investigation is continuing.

The State of South Dakota initiated a civil action in the Seventh Judicial Circuit Court, Pennington County, South Dakota, seeking recovery of damages for fire suppression, reclamation and remediation costs, and treble damages for injury to trees. The United States government initiated a civil action in U.S. District Court, District of South Dakota, asserting similar claims. Neither the State of South Dakota nor the United States specified the amount of their alleged damages. In addition, we have been notified of potential private civil claims for property damage and business loss. We have denied all claims and will vigorously defend this matter.

If it is determined that power line contact was the cause of either fire and that we were negligent in the maintenance of those power lines, we could be liable for some or all of the damages related to these claims. Although we cannot predict the outcome or the viability of potential claims with respect to either fire, based on information currently available, management believes that any such claims, if determined adversely to us, will not have a material adverse effect on our financial condition or results of operations.

Ongoing changes in the United States utility industry, such as state and federal regulatory changes, a potential increase in the number of our competitors or the imposition of price limitations to address market volatility, could adversely affect our profitability.

The United States electric utility industry is currently experiencing increasing competitive pressures as a result of:

•	consumer demands;

•	technological advances;

•	deregulation;

•	greater availability of natural gas-fired power generation; and

•	other factors.

FERC has implemented and continues to propose regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. In addition, a number of states have implemented or are considering or currently implementing methods to introduce and promote retail competition. Industry deregulation in some states has led to the disaggregation of some vertically integrated utilities into separate generation, transmission and distribution businesses, and deregulation initiatives in a number of states may encourage further disaggregation. As a result, significant additional and better capitalized competitors could become active in the generation, transmission and distribution segments of our industry, which could negatively affect our ability to expand our asset base.

In addition, the independent system operators who oversee most of the wholesale power markets have in the past imposed, and may in the future continue to impose, price limitations and other mechanisms to address some of the volatility in these markets. These types of price limitations and other mechanisms may adversely affect the profitability of those generating facilities that sell energy into the wholesale power markets. Given the extreme volatility and lack of meaningful long-term price history in some of these markets and the imposition of price limitations by independent system operators, we may not be able to operate profitably in all wholesale power markets.

Several bills, including the Energy Policy Act of 2003, have been introduced in Congress that would amend or repeal portions of PURPA, including the mandatory purchase requirements under which utilities are currently required to enter into contracts to purchase power from qualifying facilities. The proposed legislation would not affect our existing contracts. If the Energy Policy Act of 2003 or similar legislation is enacted, however, utilities would no longer be required to enter into new contracts with qualifying facilities if the FERC determines that the qualifying facility has access to a competitive wholesale market for the sale of electric energy. Any such legislation, if enacted, could adversely affect the value or profitability of our qualifying facilities.

The lack of an active trading market for the notes may adversely affect the liquidity and price of the notes.

There is no existing trading market for the notes, and there can be no assurance regarding the future development of a market for the notes, the ability of holders of the notes to sell the notes or the price at which such holders may be able to sell the notes. If such a market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our financial condition and results of operations and the market for similar notes. We have been informed that one or more of the underwriters intends to make a market in the notes. However, the underwriters may cease their market-making activities at any time. Therefore, there can be no assurance as to the liquidity of any active trading market for the notes or that an active public market for such securities will develop. If an active market does not develop, the market price and liquidity of the notes may be adversely affected. In addition, we do not intend to apply (and are not obligated to apply) for listing or quotation of the notes on any securities exchange or market. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities.

USE OF PROCEEDS

We expect that the net proceeds from the sale of the notes will be approximately $         million, after deducting discounts and commissions to the underwriters and estimated expenses of this offering that we will pay. We will use the net proceeds from this offering to repay all of our short-term borrowings under our $195 million, 364-day revolving credit facility with ABN AMRO, as agent, which expires on August 26, 2003. Borrowings under this facility bear interest at a floating rate, which at March 31, 2003, was 2.11%. We intend to use the remainder of the net proceeds to repay other indebtedness, which may include some or all of our notes payable under our three-year revolving credit facility with ABN AMRO Bank N.V., as agent, which expires on August 28, 2004, and long-term debt under our $35 million term loan due September 30, 2004. Borrowings under the three-year facility bear interest at a floating rate, which at March 31, 2003, was 2.05%. Borrowings under the $35 million term loan bear interest at a floating rate, which at March 31, 2003, was 2.55%. During the last year, we utilized short-term borrowings to finance approximately $51 million of construction costs related to the Las Vegas Cogeneration II facility and approximately $39 million of costs related to our acquisition of Mallon Resources Corporation.

CAPITALIZATION

The table below shows our cash position and capitalization as of December 31, 2002:

•	on a historical basis;

•	on an as adjusted basis to reflect the common stock offering completed in April 2003 and the application of the net proceeds to reduce a portion of our indebtedness as described under “Summary—Capital Resources and Cash Requirements;” and

•	as further adjusted to reflect the sale of the notes offered by this prospectus supplement and the accompanying prospectus and the application of the anticipated net proceeds to reduce a portion of our indebtedness as described under “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements and related notes that are incorporated by reference in this prospectus supplement.

	December 31, 2002
	Actual	As Adjusted for Common Stock Offering	As Adjusted for Common Stock and Debt Offerings
	(in thousands)
Cash and cash equivalents	$79,811	$79,811	$

Current portion of long-term debt	23,448	23,448
Short-term debt	340,500	222,740

Total short-term debt	363,948	246,188

Long-term debt	618,862	618,862

Shareholders’ equity:
Preferred stock	5,549	5,549
Common stock	529,614	647,374

Total shareholders’ equity	535,163	652,923

Total capitalization	$1,517,973	$1,517,973	$

BUSINESS

General

We are a diversified energy holding company operating principally in the United States. Our regulated and unregulated businesses have expanded their asset bases significantly in recent years. Our integrated energy group produces and markets power and fuel and transports crude oil. We produce and sell electricity in a number of markets, with a strong emphasis on the western United States. We also produce coal, natural gas and crude oil primarily in the Rocky Mountain region and market fuel products primarily in the Rocky Mountain, western and mid-continent regions of the United States and in western Canada. Our electric utility serves approximately 60,000 customers in South Dakota, Wyoming and Montana. Our communications group offers state-of-the-art broadband communication services to residential and business customers in Rapid City and the northern Black Hills region of South Dakota. Our predecessor company was incorporated and began providing electric utility service in 1941 and began selling and marketing various forms of energy on an unregulated basis in 1956.

Integrated Energy

Our integrated energy group engages in the production of electric power through ownership of a diversified portfolio of generating plants and the sale of electric power primarily under long-term contracts, the production of natural gas, crude oil and coal primarily in the Rocky Mountain region, and the marketing and transportation of energy products. The integrated energy group consists of four segments: power generation, natural gas and crude oil exploration and production, coal mining and energy marketing and transportation.

Power Generation

Our power generation segment acquires, develops and expands unregulated power plants. We currently hold varying interests in independent power plants in California, New York, Massachusetts, Wyoming, Nevada and Colorado with a total net ownership of 1,046 megawatts, including minority interests in several power-related funds with a net ownership interest of 30 megawatts.

How We Manage Our Portfolio.    We strive to maintain diversification and balance in our portfolio of regulated and unregulated power plants. Our unregulated portfolio is diversified in terms of fuel mix and geographic location, with 87% of net unregulated capacity being gas-fired, 9% coal-fired, and the remainder hydroelectric. Our independent power plants are located in California, Wyoming, Colorado, Nevada, New York and Massachusetts. By comparison, our electric utility capacity is approximately 50% coal-fired, 39% oil or gas-fired, and 11% under purchased power contracts, with plants located in South Dakota and Wyoming.

We sell our output under contracts of varying length with established prices, thereby allowing us to mitigate the impact of a potential downturn in prices in the future. We sell energy and capacity under a combination of short- and long-term contracts as well as direct sales into the energy markets. Currently, we sell approximately 90% of our unregulated generating capacity in operation under contracts greater than one year in duration. We sell the remainder of this capacity under short-term contracts or directly into the power markets. Substantially all of the energy and capacity to be generated by our Wygen plant is also under long-term contracts.

Project Development Program.    We have an active acquisition and development program through which we are pursuing a number of additional generation projects in the early stages of development, including a coal-fired mine-mouth power plant with generating capacity of up to 500 megawatts, to be located at our Wyodak site near Gillette, Wyoming. We cannot assure you that we will be successful in completing any or all of the projects currently under consideration.

How We Develop and Acquire Power Plants.    We actively pursue power plant acquisitions and development opportunities in areas we view as attractive throughout North America. Our current focus has been, and is likely to remain, in the North American Electric Reliability Council region known as the Western

Electricity Coordinating Council, or WECC. Among the factors we consider critical in evaluating the relative attractiveness of new generation opportunities are the following:

•	potential electric demand growth in the targeted region;

•	regional generation capacity characteristics;

•	permitting and siting requirements;

•	proximity of the proposed site to high transmission capacity corridors;

•	fuel supply reliability and pricing;

•	the local regulatory environment; and

•	the potential to exploit market expertise and operating efficiencies relating to geographic concentration of new generation with our existing power plant portfolio.

Our goal is to sell approximately 80-90% of the independent power generation portfolio under long-term contracts to counterparties with investment grade credit ratings, while reserving the remainder for market, or “spot” sales. We aim to secure long-term power sales contracts in conjunction with project financing. This practice limits our liability and establishes a debt repayment schedule that closely matches the term of the power sales contracts so that at the end of the term of the contract, the project debt will be largely repaid.

Power Plant Classifications.    Power facilities are often classified by cost of production. Facilities that have the lowest costs of production relative to other power plants in the region are usually the first used to provide energy. These plants are known as “baseload” facilities and typically operate more than 60% of the time they are available. As demand for electricity rises during the year or even during the course of a day, power plants that have higher costs of production are dispatched to supply additional energy. Facilities that regularly provide additional energy during a day and that are typically used between 10% and 60% of the time are known as “intermediate facilities.” Power plants with the highest costs of production are called upon only in times of exceptionally high demand and are known as “peaking units.” Peaking units are typically dispatched less than 10% of the time they are available. Of the power plants owned by our power generation segment, our Wygen plant, our Ontario Cogeneration plant and our New York State hydroelectric plants are baseload facilities. The remainder of our power generation segment’s plants are peaking facilities.

Rocky Mountain and West Coast Facilities.    We own approximately 935 megawatts of generating capacity in the WECC states of California, Colorado, Nevada and Wyoming. With the exception of the Wygen plant, which is coal-fired, all of these facilities are gas-fired. All of these facilities operate under long-term power purchase or tolling agreements whereby the purchaser assumes the fuel price risk, except for Harbor, which sells its summer peaking capacity under a long-term contract and the remainder of its capacity and energy at market prices.

Power Plant	Fuel Type	State	Total Capacity (MWs)	Interest	Net Capacity (MWs)	Start Date
Arapahoe Unit 5 and 6	Gas	CO	80.0	100%	80.0	2000
Arapahoe CC5 Expansion	Gas	CO	50.0	100%	50.0	2002
Valmont Unit 7	Gas	CO	40.0	100%	40.0	2000
Valmont Unit 8	Gas	CO	40.0	100%	40.0	2001
Fountain Valley	Gas	CO	240.0	100%	240.0	2001
Gillette CT	Gas	WY	40.0	100%	40.0	2001
Wygen	Coal	WY	90.0	100%	90.0	2003
Las Vegas I	Gas	NV	53.0	50%	26.5	1994
Las Vegas II	Gas	NV	224.0	100%	224.0	2002
Ontario	Gas	CA	12.0	50%	6.0	1984
Harbor	Gas	CA	80.0	100%	80.0	1989
Harbor Expansion	Gas	CA	18.0	100%	18.0	2001

Total			967.0		934.5

Arapahoe, Valmont and Fountain Valley.    Our Arapahoe, Valmont and Fountain Valley plants are wholly-owned gas-fired peaking facilities in the Front Range of Colorado, with a total capacity of 450 megawatts. We sell all of the output from these plants to Public Service Company of Colorado under tolling contracts expiring in 2012.

Gillette CT.    The Gillette CT plant, a gas-fired combustion turbine located at the same site as our Wygen plant, has a total capacity of 40 megawatts and became operational in May 2001. We sell the energy and capacity from the Gillette CT plant to Cheyenne Light, Fuel and Power Company under a tolling agreement that expires in 2011, however, in September 2002, Cheyenne assigned its rights and obligations to purchase energy from this facility to its affiliate Public Service Company of Colorado for a period ending December 31, 2003.

Wygen.    The Wygen plant is a leased mine-mouth, coal-fired baseload plant with a total capacity of 90 megawatts, which was placed into service in the first quarter of 2003. The Wygen plant is substantially identical in design to our electric utility’s Neil Simpson II facility, completed in 1995. The plant runs on pulverized low-sulfur coal fed by conveyor from our adjacent Wyodak mine. The plant burns approximately 500,000 tons of coal per year, and uses the latest available environmental control technology. We sell the majority of the power from the facility under long-term “unit contingent” capacity and energy sales contracts. In a unit contingent contract, delivery is not required during plant outages. We have entered into contracts to sell 60 megawatts of unit contingent capacity from this plant to Cheyenne Light, Fuel and Power Company and an additional 20 megawatts of unit contingent capacity and energy to the Municipal Energy Agency of Nebraska. Each of these contracts expires in 2013. As with the Gillette CT contract, Cheyenne assigned its rights and obligations to purchase energy from this facility to Public Service Company of Colorado for a period ending December 31, 2003.

The Wygen plant is currently accounted for as an operating lease. However, the Financial Accounting Standards Board recently issued a new accounting pronouncement which affects the accounting treatment of the lease arrangement. Unless the transaction is restructured, we will be required to consolidate the Wygen plant into our financial statements by July 1, 2003. If we consolidate the Wygen plant, we would record both the Wygen assets and the related debt on our balance sheet. We would also recognize the depreciation expense associated with the project and would reclassify income statement items primarily between operating expense and interest expense. We estimate the annual impact on earnings per share resulting from this change in accounting treatment would be a reduction of approximately $0.09 per share.

Las Vegas Cogeneration.    Las Vegas I is a 53 megawatt, gas-fired plant northeast of Las Vegas, Nevada. We sell most of the power from this plant to Nevada Power Company under a long-term contract that expires in 2024. While we own 50% of this plant, under generally accepted accounting principles, we consolidate 100% of the plant in our financial statements.

In December 2002, we completed construction on Las Vegas II, a 224 megawatt gas-fired expansion of the Las Vegas Cogeneration facility. We sell the power generated by the expansion under a long-term contract with AESC that expires in 2018. We own 100% of Las Vegas II.

Ontario Cogeneration.    Ontario Cogeneration is a 12 megawatt, gas-fired power plant in Ontario, California, which we currently operate as a baseload plant. Electrical output from the plant is subject to a 25-year power purchase agreement with Southern California Edison, which expires in January 2010. The project also sells all of its steam production to Sunkist Growers, Inc. under a five-year agreement, which expires in November 2007. We own 50% of this plant.

Harbor Cogeneration.    Harbor Cogeneration is a gas-fired plant located in Wilmington, California, which is currently being operated as a peaking plant selling ancillary services and energy into the California Independent System Operator, or CAISO, market. Under a settlement agreement relating to a previous contract with Southern California Edison, Harbor Cogeneration receives payments pursuant to a termination payment schedule for a period ending on October 1, 2008. During 2001, we completed an expansion of the Harbor

Cogeneration plant, adding 18 megawatts, and in 2002, we acquired the balance of the ownership interest in this plant that we did not already own. In December 2002, we entered into a tolling agreement pursuant to which we will sell the peaking capacity for the summer periods from 2003 through 2007. We plan to sell the remaining capacity and energy from this plant in California at market prices.

Northeast Facilities.    We currently own approximately 82 net megawatts of generating capacity in eight plants in New York and Massachusetts.

Power Plant	Fuel Type	State	Total Capacity (MWs)	Interest	Net Capacity (MWs)	Start Date
Fourth Branch	Hydro	NY	3.4	100.0%	3.4	1988
Warrensburg	Hydro	NY	2.9	100.0%	2.9	1988
Middle Falls	Hydro	NY	2.3	50.0%	1.2	1989
New York State Dam	Hydro	NY	11.4	100.0%	11.4	1990
Sissonville	Hydro	NY	3.0	100.0%	3.0	1990
South Glens Falls	Hydro	NY	13.9	30.2%	4.2	1994
Hudson Falls	Hydro	NY	41.9	37.0%	15.5	1995
Pepperell	Gas	MA	40.0	100.0%	40.0	1990

Total Northeast			118.8		81.6

Hydro Plants.    The seven New York projects were initially subject to long-term power purchase contracts with Niagara Mohawk Power Corporation for all or most of their output. Niagara Mohawk subsequently bought out the power purchase contracts for the New York State Dam, Sissonville, Fourth Branch and Warrensburg facilities, and the power from those projects is currently being sold into the New York Independent System Operator market. The remaining three New York plants, Hudson Falls, South Glens Falls and Middle Falls, continue to operate under long-term power purchase agreements with Niagara Mohawk.

Pepperell.    The Pepperell facility is a 40 megawatt gas-fired combined-cycle plant located in Pepperell, Massachusetts. The plant sells wholesale energy into the New England Independent System Operator market.

Power Funds.    In addition to our ownership of the power plants described above, we hold various indirect interests in power plants through our investment in energy and energy-related funds, both domestic and international, with a total net capacity of approximately 30 megawatts.

Natural Gas and Crude Oil Exploration and Production

Our natural gas and crude oil exploration and production segment engages in oil and natural gas exploration and production primarily in the San Juan Basin of New Mexico and the Finn-Shurley Field area, located in Weston and Niobrara Counties in Wyoming. We also own a working interest in, but do not operate, additional wells located in California, Montana, Louisiana, Colorado, North Dakota, Texas, Wyoming, Oklahoma and offshore in the Gulf of Mexico. In addition, we have accumulated significant acreage in the Rocky Mountain region, which we plan to utilize for future oil and gas exploration.

In March 2003, we completed a merger with Mallon Resources Corporation pursuant to which Mallon became our wholly-owned subsidiary. At March 31, 2003, we had proved reserves of approximately 146.1 BCFE, or billion cubic feet equivalent.

Coal Mining

Our coal mining segment mines and processes low-sulfur sub-bituminous coal near Gillette, Wyoming. The Wyodak mine, which we acquired in 1956 from Homestake Gold Mining Company, is located in the Powder

River Basin, one of the largest coal reserves in the United States. We produced approximately 4.1 million tons of coal in 2002. Our mining rights to the coal are based on four federal leases and one state lease. We pay royalties of 12.5% and 9.0%, respectively, of the selling price on all federal and state coal. As of December 31, 2002, we had coal reserves of 272.8 million tons, enough to satisfy present contracts for approximately 60 years. We currently sell substantially all of our coal production under long-term contracts to Black Hills Power, Inc., our electric utility, and to PacifiCorp. The price for unprocessed coal sold to PacifiCorp for use at the Wyodak plant, in which PacificCorp owns an 80% interest, is determined by a coal supply agreement that expires in 2022. We have an additional contract to provide approximately 500,000 tons of coal per year to the Wygen plant, which was placed into service in the first quarter of 2003. We also expect to increase our coal production to supply:

•	additional mine-mouth generating capacity of up to 500 megawatts at the same site as the Wygen plant, which is in the early stages of development; and

•	future sales of coal to rail-served customers.

Our coal segment’s agreement with Black Hills Power limits earnings from all coal sales to Black Hills Power to a specified return on our original cost-depreciated investment base. Black Hills Power made a commitment to the South Dakota Public Utilities Commission, the Wyoming Public Service Commission and the City of Gillette that coal would be furnished and priced as provided by that agreement for the life of our Neil Simpson II plant.

Energy Marketing and Transportation

We market natural gas and crude oil in specific regions of the United States. We offer physical and financial wholesale energy marketing and price risk management products and services to a variety of customers. These customers include natural gas distribution companies, municipalities, industrial users, oil and gas producers, electric utilities, energy marketers and retail gas users. Our average daily marketing volumes for the year ended December 31, 2002 were approximately 1.1 million MMBtu of gas and 57,000 barrels of oil.

Gas Marketing.    Our natural gas marketing operations are headquartered in Golden, Colorado, with a satellite office in Calgary, Alberta, Canada. We focus primarily on marketing natural gas to wholesale end users and on producer marketing services. Producer marketing services include purchases of wellhead gas and risk transfer and hedging products for gas producers in the Rocky Mountain region. Our gas marketing efforts are concentrated in the Rocky Mountain, western and mid-continent regions of the United States and in western Canada. We contractually hold natural gas storage capacity and both long- and short-term transportation capacity on several major pipelines in the western United States and Canada. We utilize this capacity to move relatively low cost natural gas from the producer regions to more expensive end-use market areas.

Oil Marketing and Transportation.    Our crude oil marketing and transportation operations are headquartered in Houston, Texas and are concentrated primarily in Texas, Oklahoma and Louisiana. Our crude oil marketing business specializes in assisting independent crude oil producers by marketing and transporting their crude oil production to end use markets. We own and operate the Millennium Pipeline, a 200-mile pipeline which has a capacity of approximately 65,000 barrels of oil per day and transports imported crude oil from Beaumont, Texas to Longview, Texas, a transfer point to connecting carriers. We also own Millennium Terminal Company, L.P., which leases 1.1 million barrels of crude oil storage connected to the Millennium Pipeline at the oil tanking terminal in Beaumont.

In July 2002, we purchased the 190-mile long Kilgore Pipeline System. The Kilgore Pipeline System has a capacity of up to 35,000 barrels of oil per day and transports crude oil from the Kilgore, Texas region south to Houston, Texas, which is a transport point to connecting carriers. In addition, the system has approximately 400,000 barrels of crude oil storage at Kilgore and approximately 375,000 barrels of storage at the Texoma Tank Farm located in Longview, Texas.

Electric Utility

Our electric utility, Black Hills Power, is engaged in the generation, transmission and distribution of electricity. It provides a solid foundation of revenues, earnings and cash flow that support our capital expenditures, dividends and overall performance and growth.

Distribution and Transmission

Our electric utility distribution and transmission businesses serve approximately 60,000 electric customers, with an electric transmission system of 447 miles of high voltage lines and 514 miles of lower voltage lines. In addition, we jointly own 43 miles of high voltage lines with Basin Electric Cooperative. Our utility’s service territory covers a 9,300 square mile area of western South Dakota, eastern Wyoming and southeastern Montana with a strong and stable economic base. Over 90% of our utility’s retail electric revenues are generated in South Dakota.

The following are characteristics of our distribution and transmission businesses:

•	We have a diverse customer and revenue base. Our revenue mix for the year ended December 31, 2002 was comprised of 30% commercial, 24% residential, 17% contract wholesale, 15% wholesale off-system, 13% industrial and 1% municipal sales and other revenue. Approximately 70% of our large commercial and industrial customers are provided service under long-term contracts. We have historically optimized the utilization of our power supply resources by selling wholesale power to other utilities and to power marketers in the spot market and through short-term sales contracts.

•	In 1999, the South Dakota Public Utilities Commission extended our previous retail rate freeze until January 1, 2005. The rate freeze preserves our low-cost rate structure for our retail customers at levels below the national average while allowing us to retain the benefits from cost savings and from wholesale “off-system” sales, which are not covered by the rate freeze. This provides us with flexibility in allocating our generating capacity to maximize returns in changing market environments.

•	15% of our electric revenues for the year ended December 31, 2002 consisted of off-system and short-term contract wholesale sales. Although the demand for power in the western markets has fallen from the record levels seen in the first half of 2001, we expect increases in the volume of off-system sales from current levels in the future due to demand growth in the Rocky Mountain region and the availability of 40 megawatts of gas-fired generating capacity which we added in 2002.

•	Our system is capable of connecting to either the eastern or western transmission systems, which provides us with access between the WECC region and the Mid-Continent Area Power Pool, or MAPP region. This allows us the opportunity to improve system reliability by adding voltage support and to take advantage of power price differentials between the two electric grids. We are able to interconnect up to 80 megawatts of our generation into the MAPP. Alternatively, we can serve up to 80 megawatts of our load from the MAPP region. The available transmission capacity of the MAPP transmission system determines how much of this 80 megawatts can be served from the eastern interconnection. We are proceeding with the construction of an AC-DC-AC transmission tie which is expected to be completed late in the third quarter, or early in the fourth quarter of 2003. The transmission tie will provide us with additional load support for our utility customers and increase our ability to buy or sell electric power.

•	We have firm transmission access to deliver up to 55 megawatts of power on PacifiCorp’s system to wholesale customers in the western region during 2003, scheduled to decline to 50 megawatts in 2004.

Power Sales Agreements

We sell approximately 46% of our utility’s current load under long-term contracts. Our key contracts include a contract with Montana-Dakota Utilities Company, expiring in 2007, for the sale of up to 55 megawatts of energy and capacity to service the Sheridan, Wyoming electric service territory, and a contract with the City of

Gillette, Wyoming, expiring in 2012, to provide the city’s first 23 megawatts of capacity and energy. Both contracts are integrated into our control area and are treated as part of our on-system local service territory load. In May 2001, we began selling 30 megawatts of firm capacity and energy to Public Service Company of Colorado for a period through 2004. Our utility and our power generation segment will each provide 20 megawatts of unit contingent energy and capacity to the Municipal Energy Agency of Nebraska under contracts expiring in 2013.

Regulated Power Plants and Purchased Power

Our utility’s electric load is served by coal-, oil- and natural gas-fired generating units providing 435 megawatts of generating capacity, all of which is located in South Dakota and Wyoming, and from the following purchased power and capacity contracts with PacifiCorp:

•	a power sales agreement expiring in 2023, involving the purchase by us of 55 megawatts of baseload power in 2003, which is scheduled to decline to 50 megawatts in 2004 and thereafter; and

•	a reserve capacity integration agreement expiring in 2012, which makes available to us 100 megawatts of reserve capacity in connection with the utilization of the Ben French CT units.

Since 1995, our utility has been a net producer of energy. Our utility reached its peak system load of 392 megawatts in August 2001. For the year ended December 31, 2002, our average system load was 224 megawatts. None of our generation is restricted by hours of operation, thereby providing us with the ability to generate power to meet demand whenever necessary and feasible.

The following table describes our utility’s portfolio of power plants:

Power Plant	Fuel Type	State	Total Capacity (MWs)	Interest	Net Capacity (MWs)	Start Date
Ben French	Coal	SD	25.0	100%	25.0	1960
Ben French Diesels 1-5	Diesel	SD	10.0	100%	10.0	1965
Ben French CTs 1-4	Gas/Oil	SD	100.0	100%	100.0	1977-1979
Lange CT	Gas	SD	40.0	100%	40.0	2002
Neil Simpson I	Coal	WY	21.8	100%	21.8	1969
Neil Simpson II	Coal	WY	91.0	100%	91.0	1995
Neil Simpson CT	Gas	WY	40.0	100%	40.0	2000
Osage	Coal	WY	34.5	100%	34.5	1948
Wyodak	Coal	WY	362.0	20%	72.4	1978

Total			724.3		434.7

Ben French.    Ben French is a wholly owned coal-fired plant situated in Rapid City, South Dakota, with a capacity of 25 megawatts. This plant was put into service in 1960 and has since been operating as a baseload plant. The plant purchases coal from our Wyodak mine, which is delivered by truck.

Ben French Diesel Units 1-5.    The Ben French Diesel Units 1-5 are wholly owned diesel-fired plants located in Rapid City, South Dakota, with a capacity of 10 megawatts. These plants were placed into service in 1965, and operate as peaking plants.

Ben French CT’s 1-4.    The Ben French Combustion Turbines 1-4 are wholly owned gas- and oil-fired units with a capacity of 100 megawatts located in Rapid City, South Dakota. These facilities were placed into service from 1977 to 1979, and operate as peaking units.

Lange CT.    The Lange Combustion Turbine is a wholly owned 40 megawatt gas-fired plant located near Rapid City, South Dakota. The plant was placed into service in 2002 and provides peaking capacity and voltage support for the area.

Neil Simpson I and II.    Neil Simpson I and II are air-cooled, coal-fired wholly owned facilities located near Gillette, Wyoming. Neil Simpson I has a capacity of 21.8 megawatts and was placed into service in 1969. Neil Simpson II has a capacity of 91 megawatts and was placed into service in 1995. These plants operate as baseload facilities, and are mine-mouth coal-fired plants, receiving their coal directly from our Wyodak mine.

Neil Simpson CT.    The Neil Simpson Combustion Turbine is a wholly owned gas-fired plant located near Gillette, Wyoming with a capacity of 40 megawatts. This plant was placed into service in 2000, and provides peaking capabilities.

Osage.    The Osage plant is a wholly owned coal-fired plant in Osage, Wyoming with a total capacity of 34.5 megawatts and was placed into service from 1948 to 1952. This plant has three turbine generating units, and operates as a baseload plant. The plant purchases coal from our Wyodak mine, which is delivered by truck.

Wyodak.    Wyodak is a 362 megawatt mine mouth coal-fired plant owned jointly by PacifiCorp and us and in which we hold a 20% (72.4 net megawatt) ownership interest. Our Wyodak mine furnishes all the coal fuel supply for the Wyodak plant. The plant was placed into service in 1978, and operates as a baseload plant.

Communications

Our communications group, which primarily operates through our subsidiary, Black Hills FiberCom, was formed to provide state-of-the-art broadband telecommunications services to the markets of Rapid City and the northern Black Hills of South Dakota. We offer residential and business customers a full suite of telecommunications services, including local and long distance telephone service, expanded cable television service, cable modem Internet access and high speed data and video services. We bundle these services into packages with a single consolidated bill for all of these services. We have completed a 242-mile inter- and intra-city fiber optic network and currently operate 818 miles of two-way interactive hybrid fiber coaxial or “HFC” cable.

We introduced our broadband communications services to the Rapid City and northern Black Hills areas in November 1999. As of March 31, 2003, we were serving approximately 22,700 residential customers and 2,700 business customers.

The construction of our initial infrastructure build-out, which covers Rapid City and the northern Black Hills region, was completed in 2002.

Risk Management

Our operations require effective management of price, counterparty performance and operational risks. Price risk arises from the volatility of energy prices. Counterparty performance risk is the risk that a counterparty will fail to satisfy its contractual obligations to us, and includes credit risk. Operational risk is the risk that we will be unable to perform our contractual obligations to our counterparties for a variety of reasons, including plant outages or other failures, ineffective risk management policies and procedures or non-compliance with those policies and procedures. We have implemented controls to mitigate each of these risks.

Our energy marketing operations are conducted in accordance with guidelines established through separate risk management policies and procedures for each marketing company and through our credit policies and procedures. These policies and procedures specify maximum price risk exposure levels within which each respective marketing company must operate. They establish relatively low exposure levels and generally prohibit speculative trading strategies. These policies are established and approved by our board of directors, reviewed on a regular basis and monitored as described below.

We maintain a working risk management committee that oversees each of our marketing companies, and a credit committee at the parent company level. The risk management committee focuses on implementation of risk management procedures and on monitoring compliance with established policies. The credit committee monitors credit exposure levels and reviews compliance with established credit policies. Our Senior Vice President-Risk Management is responsible for overseeing these functions.

We limit the exposure of our parent holding company, Black Hills Corporation, to energy marketing risks by maintaining separate credit facilities within each of our energy marketing companies. These credit facilities have security interests solely against the assets of the respective marketing company. In addition, we limit the number and amount of parent company guarantees supporting the marketing companies.

A potential risk related to power sales is the price risk arising from the sale of wholesale power that exceeds our generating capacity. Short positions can arise from unplanned plant outages or from unanticipated load demands. To control such risks, we restrict wholesale off-system sales to amounts by which our anticipated generating capabilities exceed our anticipated load requirements plus a required reserve margin.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture to be dated as of May         , 2003, as supplemented by a supplemental indenture to be dated as of May     , 2003, between us and LaSalle Bank National Association, as trustee. When we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the supplemental indenture. The following summarizes some of the material provisions of the notes. The notes are a series of senior debt securities described in the accompanying prospectus. The following description supplements, and to the extent it is inconsistent, supercedes, the statements under “Description of Senior Debt Securities” in the accompanying prospectus. We refer you to the accompanying prospectus for a description of the senior debt securities and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture. As used in this description, the words “we,” “us,” “our,” “Company” or “Black Hills Corporation” do not include any current or future subsidiary of Black Hills Corporation.

General

The notes will be initially limited to $                     aggregate principal amount. The notes will be issued only in fully registered form in denominations of $1,000 and integral multiples of $1,000, and will bear interest from and including May , 2003 to but excluding the date of maturity, at the annual rate set forth on the cover page of this prospectus supplement. The notes will mature on                         , 20    . We will pay interest twice a year on May      and November      of each year, beginning November     , 2003, to the persons in whose names the notes (or any predecessor notes) are registered in the security register at the close of business on the applicable regular record date, which is the              or              next preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. We will have the ability to reopen the series of notes and issue additional notes of the series. The notes do not provide for any sinking fund.

Redemption

We may redeem all or part of the notes at any time or from time to time at our option at a redemption price equal to the greater of (1) the principal amount of the notes being redeemed plus accrued interest to the redemption date or (2) the Make-Whole Amount for the notes being redeemed.

As used herein:

“Make-Whole Amount” means the sum, as determined by a Quotation Agent, of the present values of the principal amount of the notes to be redeemed, together with scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued interest on the principal amount of the notes being redeemed to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, plus in each case         %.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Quotation Agent” means the Reference Treasury Dealer selected by the trustee after consultation with us.

“Reference Treasury Dealer” means each primary U.S. Government securities dealer selected by us.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the definition of Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the trustee, Reference Treasury Dealer Quotations for such redemption date.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

If we elect to redeem all or any part of the notes, we will give notice of redemption to holders of the notes. We will give notice of a redemption at least 30 days before the redemption date. However, we will not know the exact redemption price until three business days before the redemption date. Therefore, the notice of redemption will only describe how the redemption price will be calculated. On the redemption date, if we have paid the full redemption price to the trustee, notes called for redemption will cease to bear interest and the holders of such notes will only have a right to receive payment of the redemption price.

Restrictive Covenants

We have agreed to one principal restriction on our activities for the benefit of holders of the notes. Other than the limitation on liens described below, the indenture does not contain any covenants or other provisions designed to protect holders of the notes in the event we participate in a highly leveraged transaction. The indenture also does not contain provisions that give holders of the notes the right to require us to repurchase their securities in the event of a change in control, recapitalization or similar restructuring or otherwise upon a decline in our credit rating.

Limitation on Liens

The indenture provides that neither the Company nor any Subsidiary, as defined below, will pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any capital stock of any Subsidiary now or hereafter owned directly or indirectly by the Company or any Subsidiary, to secure any Indebtedness, as defined below, without also securing the notes, and all other Indebtedness entitled to be so secured, equally and ratably with the Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured.

This restriction does not apply to, or prevent the creation of:

(1)	any mortgage, pledge, security interest, lien or encumbrance existing at the date of issuance of the notes;

(2)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock created at the time such capital stock is acquired by the Company or any Subsidiary or within one year after that time to secure the purchase price for the capital stock;

(3)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock existing at the time such capital stock is acquired by the Company or any Subsidiary, whether or not the secured obligations are assumed by the Company or such Subsidiary, other than any mortgage, pledge, security interest, lien or encumbrance created in connection with or in anticipation of such acquisition not for the purpose of securing the purchase price for such capital stock;

(4)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock to secure or provide for the acquisition, construction, improvement, expansion or development of property by the Company or any Subsidiary; provided that such mortgage, pledge, security interest, lien or encumbrance may not extend to or cover any other property of the Company or any Subsidiary that is not the subject of the related financing;

(5)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock of (a) Black Hills Southwest, LLC (or any of its direct or indirect Subsidiaries existing on the date of issuance of the notes) to finance the project known as the “Las Vegas” project or (b) Black Hills Wyoming, Inc. (or any of its direct or indirect Subsidiaries) or any other Subsidiary or group of Subsidiaries formed to refinance the project now known as the “Wygen” project; provided that, in either case, such mortgage, pledge, security interest, lien or encumbrance may not extend to or cover any other property of the Company or any Subsidiary that is not the subject of such financing or refinancing as the case may be;

(6)	so long as no additional property of the Company or any Subsidiary is encumbered or made subject to a mortgage, pledge, security interest or lien, any mortgage, pledge, security interest, lien or encumbrance granted in connection with (a) extending, renewing, replacing or refinancing in whole or in part the Indebtedness secured by any mortgage, pledge, security interest, lien or encumbrance described in the foregoing clauses (1) through (5) or (b) any transaction or series of related transactions involving separate projects pursuant to which any of the mortgages, pledges, security interests, liens or encumbrances described in the foregoing clauses (1) through (5) are combined or aggregated; provided, that, for purposes of this subclause (b), all of the Indebtedness secured by such mortgages, pledges, security interests, liens or encumbrances immediately prior to such transaction or series of related transactions is repaid in connection therewith; provided further, that, for purposes of this subclause (b), the aggregate amount of Indebtedness secured by such combined or aggregated mortgages, pledges, security interests, liens or other encumbrances does not exceed the sum of (x) the aggregate amount of extended, renewed, replaced or refinanced Indebtedness secured by such mortgages, pledges, security interests, liens or encumbrances outstanding immediately prior to such transaction or series of related transactions, (y) the then applicable Adjusted Consolidated Capitalization Amount and (z) the amount of Indebtedness then permitted to be secured pursuant to clause (7) below after giving effect to all Indebtedness then outstanding that has been incurred and secured pursuant to clause (7) below;

(7)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock now or hereafter owned by the Company or any Subsidiary to secure any Indebtedness, which would otherwise be subject to the foregoing restriction and not otherwise permitted under any of the foregoing clauses (1) through (6), in an aggregate principal amount which, together with (a) the amount of all other such Indebtedness then outstanding that has been incurred under this clause (7) and (b) the amount of all Indebtedness then outstanding that has been incurred and secured pursuant to the foregoing subclause (6)(b) (but only to the extent that the amount of each such incurrence of Indebtedness exceeded the sum of the amounts permitted at the time of such incurrence by subclauses (x) and (y) of the second proviso thereto), does not at the time of the creation of such mortgage, pledge, security interest, lien or encumbrance exceed 5% of Consolidated Capitalization; or

(8)	any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that either:

(a)	the execution or enforcement of the lien is effectively stayed within 60 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within that 60 day period, and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted;

(b)	the payment of each lien is covered in full by insurance provided by a third party and the insurance company has not denied or contested coverage thereof; or

(c)	each lien is adequately bonded within 60 days of the creation of such lien.

For purposes of the restriction described in the preceding paragraph, “Indebtedness” means:

(1)	all indebtedness incurred, created or assumed by the Company or any Subsidiary for the repayment of money borrowed;

(2)	all indebtedness for money borrowed secured by a lien upon property owned by the Company or any Subsidiary, regardless of whether the Company or such Subsidiary has assumed or otherwise become liable for the payment of the indebtedness for money borrowed; and

(3)	all indebtedness of others for money borrowed which is guaranteed as to payment of principal or interest by the Company or any Subsidiary or in effect guaranteed by the Company or such Subsidiary through a contingent agreement to purchase such indebtedness or through any “keep-well” or similar agreement to be directly or indirectly liable for the repayment of such indebtedness.

The term “Subsidiary” means a corporation, limited partnership, limited liability company or trust in which more than 50% of the outstanding voting stock is owned, directly or indirectly, by the Company and/or by one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock, partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest that ordinarily (without regard to the occurrence of any contingency) has voting power for the election of directors, managers or trustees, whether at all times or only so long as no senior class of stock has that voting power by reason of any contingency.

The term “Consolidated Capitalization”, as used above, means the sum of:

(1)	Consolidated Shareholders’ Equity;

(2)	Consolidated Indebtedness, which is total indebtedness as shown on the consolidated balance sheet of the Company and its Subsidiaries, exclusive of any that is due and payable within one year of the date the sum is determined; and, without duplication

(3)	any preference or preferred stock of the Company or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions.

The term “Consolidated Shareholders’ Equity”, as used above, means the total Assets of the Company and its Consolidated Subsidiaries less all liabilities of the Company and its Consolidated Subsidiaries that would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as liabilities, including without limitation:

(1)	indebtedness secured by property of the Company or any of its Consolidated Subsidiaries whether or not the Company or the Consolidated Subsidiary is liable for the payment of the indebtedness unless, in the case that the Company or the Consolidated Subsidiary is not so liable, the property has not been included among the Assets of the Company or the Consolidated Subsidiary on the balance sheet;

(2)	deferred liabilities; and

(3)	indebtedness of the Company or any of its Consolidated Subsidiaries that is expressly subordinated in right and priority of payment to other liabilities of the Company or such Consolidated Subsidiary.

As used in this definition, “liabilities” includes preference or preferred stock of the Company or any Consolidated Subsidiary only to the extent of any preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

The term “Consolidated Subsidiary”, as used above, means at any date any Subsidiary the financial statements of which under generally accepted accounting principles in the United States would be consolidated with those of the Company in its consolidated financial statements as of that date.

The term “Adjusted Consolidated Capitalization Amount” means an amount equal to 5% of Consolidated Capitalization, less the total amount of all Indebtedness then outstanding that has been incurred and secured pursuant to subclause (6)(b) under the heading “—Limitations on Liens” (but only to the extent that the amount of each such incurrence of Indebtedness, at the time of its incurrence, exceeded the amount then permitted by subclause (x) of the second proviso thereto).

The “Assets” of any person means the whole or any part of its business, property, assets, cash and receivables.

As of December 31, 2002, the Consolidated Capitalization of the Company was approximately $1.52 billion.

Events of Default

The following will be events of default for the notes:

(a)	default in the payment of principal when due;

(b)	default in the payment of interest when due and continuance of such default for 30 days;

(c)	default in the performance of any of our other covenants in the indenture and continuance of such default for 60 days after written notice (without giving effect to any applicable grace period with respect to such covenant); and

(d)	certain events of bankruptcy, insolvency or reorganization relating to us.

If an event of default occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes, plus all accrued and unpaid interest, to be immediately due and payable. However, in the event of a default described under (d) above, the principal of the notes, plus all accrued and unpaid interest, shall automatically become and be immediately due and payable.

Ranking of Notes

The notes will be unsecured and unsubordinated obligations. The notes will rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. See “Risk Factors—We must rely on cash from our subsidiaries to make debt payments. There may be changes in the regulatory environment that restrict our utility’s ability to pay dividends to us.”

Rating of Notes

We expect the notes to be rated “Baa3” by Moody’s Investors Service Inc. and “BBB-” by Standard & Poor’s Ratings Group. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating agency.

Information Concerning the Trustee

LaSalle Bank National Association is the trustee.

Book Entry Form

The notes will be issued in the form of a single, fully registered global note without coupons that will be deposited with DTC and registered in the name of its nominee, Cede & Co. This means that we will not issue certificates to any purchaser of notes. Instead, ownership of beneficial interests in the notes will be shown on, and transfers of interest in the notes will only be made through, records maintained by DTC and its participants. Unless it is exchanged for certificated notes as described below, the global note may not be transferred, except that DTC, its nominees and their successors may transfer the global note as a whole to one another.

So long as DTC or its nominee is the registered owner of the global note, we will consider DTC or its nominee, as the case may be, the sole owner of the notes represented by the global note for all purposes under the indenture. Except as described below, as an owner of a beneficial interest in notes you will not be entitled to have any individual notes registered in your name, you will not receive or be entitled to receive physical delivery of any notes in certificated form and you will not be considered the owner of notes for any purpose under the indenture.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities deposited by its participants and facilitates the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in the accounts of the participants. This eliminates the need for physical exchange of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s book-entry system also is available to other entities, such as securities brokers and dealers, banks and trust companies that clear transactions through, or maintain a custodial relationship with, a DTC participant. These are known as “indirect participants.” DTC is owned by a number of its participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. The rules of DTC are on file with the SEC.

Purchases of notes must be made by or through DTC participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of a note, who is known as the beneficial owner, will in turn be recorded on the records of direct and indirect DTC participants. Beneficial owners will not receive written confirmation from DTC of their purchases, but we expect that beneficial owners will receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which they purchased the notes. Transfers of ownership interests in the notes will be accomplished by entries made on the books of participants acting directly or indirectly on behalf of beneficial owners.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records relating to beneficial ownership of interests in the global note.

We will pay principal and interest on the notes to DTC or its nominee, as the case may be, as the registered owner of the related global note. We will make these payments to DTC or its nominee in immediately available funds. Neither we nor the trustee will have any responsibility or liability for the payment of principal and interest on the notes to beneficial owners. However, we understand that it is currently the policy of DTC to credit these payments to participants’ accounts on the relevant payment date in accordance with the participants’ holdings as shown on DTC’s records. Payments by participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participants and indirect participants and not of DTC. DTC will have no knowledge of the actual beneficial owners of the notes. DTC’s records will reflect only the identity of the participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants and indirect participants are responsible for keeping account of their holdings on behalf of their customers.

Similarly, we and the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC. If the beneficial owner is not a participant in DTC, then it must rely on the procedures of the participant through which that person owns its interest. DTC will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions DTC takes at the direction of other participants and beneficial owners.

The giving of notices and other communications by DTC to its participants, by the participants to indirect participants, and by indirect participants to beneficial owners is governed by arrangements made among them, which may be subject to statutory or regulatory requirements.

Exchange of Global Securities

The global note will be exchangeable for notes in certificated form only if:

•	DTC is unwilling or unable to continue as depositary or it ceases to be a “clearing agency” registered under applicable law; or

•	an event of default with respect to the notes has occurred and is continuing.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS

The following is a summary of material United States federal income tax consequences of the purchase, ownership, and disposition of the notes by an initial purchaser of the notes that, for United States federal income tax purposes, is not a “United States person” as defined below (a “Non-U.S. Holder”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and foreign or domestic tax-exempt organizations (including private foundations)) or to persons that will hold the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (i) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual and such holder is present in the United States for 183 or more days during the taxable year, or (C) is a corporation which operates through a United States branch, and (ii) state, local or non-United States tax considerations. This summary assumes that an investor will hold his notes as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”). Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the purchase, ownership, and disposition of the notes.

For purposes of this summary, a “United States person” is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

Interest Income

Payments of interest on the notes made to a Non-U.S. Holder will not be subject to United States federal income or withholding tax provided that (i) such holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (b) is not a controlled foreign corporation that is related to us through stock ownership for United States federal income tax purposes and (ii) the requirements of section 871(h) or 881(c) of the Code are satisfied as described below under the heading “Owner’s Statement Requirement.”

Sale, Exchange, Retirement, or Other Disposition

A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized on a sale, exchange, redemption, or other disposition of a note.

Owner’s Statement Requirement

In order to avoid withholding tax on interest under section 871(h) or 881(c) of the Code, either the beneficial owner of a note or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “Financial Institution”) and that holds a note on behalf of such owner must file a statement with us or our agent to the effect that the beneficial owner is not a United

States person. This requirement will be satisfied if we or our agent receives (i) a statement (an “Owner’s Statement”) from the beneficial owner of a note in which such owner certifies, under penalties of perjury, that such owner is not a United States person and provides such owner’s name and address, and if applicable, information with respect to tax treaty benefits, on a Internal Revenue Service Form W-8BEN (or suitable substitute form) or (ii) a statement from the Financial Institution holding the note on behalf of the beneficial owner in which the Financial Institution certifies, under penalties of perjury, that it has received the Owner’s Statement together with a copy of the Owner’s Statement. The beneficial owner must inform us or our agent (or, in the case of a statement described in clause (ii) of the immediately preceding sentence, the Financial Institution) within 30 days of any change in information on the Owner’s Statement.

Backup Withholding and Information Reporting

United States federal income tax law provides that backup withholding tax will not apply to payments made by us or our agent on a note to a Non-U.S. Holder if an Owner’s Statement or similar documentation is received or an exemption has otherwise been established, provided that we or our agent does not know or have to reason to know that the payee is a United States person. If a note is held by a Non-U.S. Holder through a non-United States related broker or financial institution, backup withholding and information would not generally be required. Information reporting may apply if the note is held by a Non-U.S. Holder through a United States or United States related broker or financial institution and, in such case, if the Non-U.S. Holder fails to provide an Owner’s Statement or other appropriate evidence of non-United States status, backup withholding may apply.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Lehman Brothers Inc., ABN AMRO Incorporated, BMO Nesbitt Burns Corp., Scotia Capital (USA) Inc., U.S. Bancorp Piper Jaffray Inc. and Wells Fargo Brokerage Services, LLC are acting as representatives, the following respective principal amounts of the notes:

Underwriter	Principal Amounts
Credit Suisse First Boston LLC	$
Lehman Brothers Inc.
ABN AMRO Incorporated
BMO Nesbitt Burns Corp.
Scotia Capital (USA) Inc. .
U.S. Bancorp Piper Jaffray Inc.
Wells Fargo Brokerage Services, LLC

Total	$

Credit Suisse First Boston LLC and Lehman Brothers Inc. are acting as joint book-running managers in connection with this offering of the notes.

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes in the offering if any notes are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

All sales of the notes in the United States will be made through U.S. registered broker/dealers.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to the selling group members at that price less a selling concession of         % of the principal amount per note. The underwriters and selling group members may allow a discount of         % of the principal amount per note on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

We estimate that our out-of-pocket expenses for this offering will be approximately $             .

The notes are a new issue of securities with no established trading market. We have been informed that one or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We intend to use more than 10% of the net proceeds from the sale of the notes to repay indebtedness owed by us to lenders that are affiliates of Lehman Brothers Inc., ABN AMRO Incorporated, BMO Nesbitt Burns Corp., Scotia Capital (USA) Inc., U.S. Bancorp Piper Jaffray Inc. and Wells Fargo Brokerage Services, LLC. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

One of the underwriters, ABN AMRO Incorporated, is an affiliate of the trustee, LaSalle Bank National Association.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received or will receive customary fees.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Credit Suisse First Boston LLC and Lehman Brothers Inc. will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston LLC and Lehman Brothers Inc. and their respective customers and is not a party to any transactions. We do not believe that Market Axess Inc. will function as an underwriter or agent of the issuer, nor do we believe that Market Axess Inc. will act as a broker for any customer of Credit Suisse First Boston LLC or Lehman Brothers Inc. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston LLC and Lehman Brothers Inc. based on transactions the underwriters conduct through the system. Credit Suisse First Boston LLC and Lehman Brothers Inc. will make securities available to their respective customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

LEGAL OPINIONS

The validity of the notes offered by this prospectus supplement and accompanying prospectus will be passed upon for us by Steven J. Helmers, General Counsel and Corporate Secretary of Black Hills, with respect to matters governed by South Dakota law, and by Conner & Winters, P.C., Tulsa, Oklahoma, with respect to matters governed by New York law. Certain other legal matters will be passed on for us by Conner & Winters, P.C., and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. As of March 31, 2003, Mr. Helmers owned, directly or indirectly, 4,367 shares of our common stock, and held options to purchase an additional 16,036 shares.

EXPERTS

The financial statements and the related financial statement schedule of Black Hills Corporation incorporated in this prospectus supplement and the accompanying prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 142, Goodwill and Other Intangible Assets), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Mallon Resources Corporation incorporated by reference in this prospectus supplement and the accompanying prospectus by reference from the Company’s Current Report on Form 8-K dated March 10, 2003 have been so incorporated in reliance on the report of Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been so incorporated upon the authority of that firm as experts in giving said report.

After reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to the incorporation by reference in this prospectus supplement and the accompanying prospectus of their report on the consolidated financial statements of Mallon Resources Corporation contained in our Current Report on Form 8-K dated March 10, 2003. Accordingly, we have omitted Arthur Andersen LLP’s consent in reliance on Rule 437a under the Securities Act of 1933, which permits us to dispense with the requirements to file the written consent of Arthur Andersen LLP under the circumstances.

Because Arthur Andersen LLP has not consented to the incorporation of their report in this prospectus supplement and the accompanying prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the consolidated financial statements of Mallon Resources Corporation audited by Arthur Andersen LLP or for any omissions to state a material fact required to be stated in those financial statements.

The estimated reserve evaluations of Ralph E. Davis Associates, Inc. for Black Hills Exploration and Production, Inc. and Mallon Resources Corporation incorporated by reference in this prospectus supplement and the accompanying prospectus, have been incorporated by reference in reliance on the firm’s authority as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from the SEC’s web site at http://www.sec.gov. Our reports, proxy statements and other information filed with the SEC can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. In addition to the information incorporated by reference as described under “Where You Can Find More Information” in the accompanying prospectus, we incorporate by reference the documents filed with the SEC and listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (SEC File Number 1-31303); and

•	our Current Reports on Form 8-K dated March 10, 2003, April 14, 2003, April 15, 2003, April 24, 2003 and May 5, 2003 (SEC File Number 1-31303).

$400,000,000

BLACK HILLS CORPORATION

Senior Debt Securities

Subordinated Debt Securities

Preferred Stock

Common Stock

Warrants

Purchase Contracts

Units

By this prospectus, we may offer up to $400,000,000 of senior debt securities, subordinated debt securities, preferred stock, common stock, warrants, purchase contracts and units on terms to be determined at the time of sale.

We will provide the specific terms of these securities in supplements to this prospectus. Before you invest, you should carefully read this prospectus and any supplements to this prospectus.

Our common stock is listed on The New York Stock Exchange under the symbol “BKH.”

There are significant risks associated with an investment in our securities. See “ Risk Factors” beginning on page 3. You should also read carefully the risks we describe in the accompanying prospectus supplement as well as the risk factors discussed in our periodic reports that we file with the Securities and Exchange Commission, for a better understanding of the risks and uncertainties that investors in our securities should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is February 5, 2003.

You should rely only on the information contained in this prospectus or any prospectus supplement to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or any prospectus supplement may only be accurate on the date of those documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. For further information about our business and the securities, you should refer to the registration statement and its exhibits. The exhibits to the registration statement and the documents incorporated by reference in the registration statement contain the full text of the contracts and other important documents summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities that we may offer, you should review the full text of these documents. The registration statement can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus provides you with only a general description of the securities we may offer. Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.” Unless the context otherwise requires, references in this prospectus to “Black Hills,” the “Company,” “we,” “us” and “our” refer to Black Hills Corporation and all of its subsidiaries collectively.

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks. You should carefully consider the risk factors set forth in this prospectus, the accompanying prospectus supplement and the reports that we file with the SEC, as well as other information we include or incorporate by reference in this prospectus, before deciding whether an investment in that security is suitable for you.

Provisions of South Dakota law and our articles of incorporation and bylaws, and several other factors, could limit another party’s ability to acquire us and could deprive our common shareholders of an opportunity to obtain a takeover premium for their shares of common stock.

A number of provisions under South Dakota law and that are contained in our articles of incorporation and bylaws could make it difficult for another company to acquire us and for our common shareholders to receive any related takeover premium for their shares. These provisions, among other things:

•	provide for a classified board of directors, which allows only one-third of our directors to be elected each year;

•	restrict the ability of shareholders to take action by written consent and to call a special meeting;

•	authorize the board of directors to designate the terms of and issue new series of preferred stock; and

•	impose restrictions on business combinations with various interested parties.

In addition, the South Dakota Public Utility Commission may assert jurisdiction to review and authorize certain business combinations or other acquisitions of our capital stock. Any attempt to obtain control of us by means of a tender offer, merger or otherwise could be discouraged, delayed or prevented if the South Dakota Public Utility Commission determined it has the authority or the obligation to review the transaction.

We can issue shares of preferred stock that can adversely affect a shareholder.

Our articles of incorporation authorize us to issue up to 25,000,000 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of our common shareholders. For example, an issuance of shares of preferred stock could:

•	adversely affect the voting power of the common shareholders;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium; or

•	otherwise adversely affect the market price of the common stock.

The holders of our outstanding Series 2000-A preferred stock in some circumstances have voting rights which may allow them to elect up to a majority of our board of directors, adversely affect the voting power of our common shareholders or inhibit our ability to merge or consolidate with another company.

We currently have issued and outstanding 5,177 shares of Series 2000-A preferred stock, which we refer to as the Series A preferred stock. If dividends accrued on the Series A preferred stock remain unpaid in an amount equivalent to four quarterly dividends, but less than eight, the holders of the Series A preferred stock, voting separately as one class for that purpose, will be entitled at the next succeeding annual meeting of the shareholders to elect that number of directors as will constitute one-third of the then board members. If the unpaid dividends accrued on the Series A preferred stock equal or exceed eight quarterly dividends, the holders of the Series A preferred stock will be entitled to elect a majority of our board. In addition, we must obtain the consent of the holders of two-thirds of the outstanding shares of our Series A preferred stock, voting separately as one class for that purpose, before we may, among other things, sell all or substantially all of our property and assets to, or merge or consolidate into or with, any other company. The voting rights of the Series A preferred shareholders may adversely affect the voting power of our common shareholders and make it more difficult for us to acquire another company or for another company to acquire us.

The securities we are offering may not develop an active public market.

The securities we are offering, other than our common stock, will be new issues of securities for which there is currently no trading market. We cannot predict whether an active trading market for the securities will develop or be sustained.

BLACK HILLS CORPORATION

Our Business

We are a diversified energy company operating principally in the United States with three major business groups: integrated energy, electric utility and communications. Our integrated energy group engages in the production and sale of electric power through ownership of a diversified portfolio of generating plants, the production of coal, natural gas and crude oil primarily in the Rocky Mountain region, and the marketing and transportation of fuel products. Our electric utility group engages in the generation, transmission and distribution of electricity to an average of approximately 59,600 customers in South Dakota, Wyoming and Montana. Our communications group offers a full suite of telecommunications services, including local and long distance telephone services, expanded cable television service, cable modem Internet access and high speed data and video services, to approximately 23,700 residential and business customers located in Rapid City and the northern Black Hills of South Dakota.

Our Executive Offices

We are incorporated in South Dakota and our headquarters and principal executive offices are located at 625 Ninth Street, Rapid City, South Dakota 57701. Our telephone number is (605) 721-1700.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred stock dividends for each period indicated. The ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings consist of income from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiaries, income or loss from equity investees, and fixed charges, plus amortization of capitalized interest, distributed income of equity investees and less interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense.

	Years Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
Ratio of earnings to fixed charges	4.24	3.50	4.09	3.40	3.60	4.42	2.66
Ratio of earnings to fixed charges and preferred stock dividends	4.24	3.50	4.10	3.39	3.54	4.33	2.64

No shares of preferred stock were outstanding during any of the periods prior to 2000.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of any securities described in this prospectus for working capital and general corporate purposes, which may include:

•	repayment or refinancing of outstanding debt;

•	capital expenditures;

•	acquisitions;

•	investments; and

•	other business opportunities.

DESCRIPTION OF SENIOR DEBT SECURITIES

General

The following description applies to the senior debt securities offered by this prospectus. The senior debt securities will be direct, unsecured obligations of Black Hills and will rank on a parity with all of our outstanding unsecured senior indebtedness. The senior debt securities may be issued in one or more series. The senior debt securities will be issued under an indenture between us and the trustee specified in the applicable prospectus supplement.

The statements under this caption are brief summaries of the provisions contained in the indenture, do not claim to be complete and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Whenever defined terms are used but not defined in this prospectus, those terms have the meanings given to them in the indenture.

The following describes the general terms and provisions of the senior debt securities to which any prospectus supplement may relate. The particular terms of any senior debt security and the extent, if any, to which these general provisions may apply to the senior debt securities will be described in the prospectus supplement relating to the senior debt securities.

The indenture does not limit the aggregate principal amount of senior debt securities which may be issued under it. Rather, the indenture provides that senior debt securities of any series may be issued under it up to the aggregate principal amount which we may authorize from time to time. Senior debt securities may be denominated in any currency or currency unit we designate. Neither the indenture nor the senior debt securities will limit or otherwise restrict the amount of other debt which we may incur or the other securities which we may issue.

Senior debt securities of a series may be issuable in registered form without coupons, which we refer to as “registered securities,” or in the form of one or more global securities in registered form, which we refer to as “global securities.”

You must review the prospectus supplement for a description of the following terms, where applicable, of each series of senior debt securities for which this prospectus is being delivered:

•	the title of the senior debt securities;

•	the limit, if any, on the aggregate principal amount or aggregate initial public offering price of the senior debt securities;

•	the priority of payment of the senior debt securities;

•	the price or prices, which may be expressed as a percentage of the aggregate principal amount, at which the senior debt securities will be issued;

•	the date or dates on which the principal of the senior debt securities will be payable;

•	the interest rate or rates, which may be fixed or variable, for the senior debt securities, if any, or the method of determining the same;

•	the date or dates from which interest, if any, on the senior debt securities will accrue, the date or dates on which interest, if any, will be payable, the date or dates on which payment of interest, if any, will commence and the regular record dates for the interest payment dates;

•	the extent to which any of the senior debt securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent global senior debt security will be paid;

•	each office or agency where the senior debt securities may be presented for registration of transfer or exchange;

•	the place or places where the principal of and any premium and interest on the senior debt securities will be payable;

•	the date or dates, if any, after which the senior debt securities may be redeemed or purchased in whole or in part, (1) at our option or (2) mandatorily pursuant to any sinking, purchase or similar fund or (3) at the option of the holder, and the redemption or repayment price or prices;

•	the terms, if any, upon which the senior debt securities may be convertible into or exchanged for any other kind of our securities or indebtedness and the terms and conditions upon which the conversion or exchange would be made, including the initial conversion or exchange price or rate, the conversion period and any other additional provisions;

•	the authorized denomination or denominations for the senior debt securities;

•	the currency, currencies or units based on or related to currencies for which the senior debt securities may be purchased and the currency, currencies or currency units in which the principal of and any premium and interest on the senior debt securities may be payable;

•	any index used to determine the amount of payments of principal of and any premium and interest on the senior debt securities;

•	the payment of any additional amounts with respect to the senior debt securities;

•	whether any of the senior debt securities will be issued with original issue discount;

•	information with respect to book-entry procedures, if any;

•	any additional covenants or events of default not currently included in the indenture relating to the senior debt securities; and

•	any other terms of the senior debt securities not inconsistent with the provisions of the indenture.

If any of the senior debt securities are sold for one or more foreign currencies or foreign currency units or if the principal of or any premium or interest on any series of senior debt securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to that issue of senior debt securities and those currencies or currency units will be described in the applicable prospectus supplement.

A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

Senior debt securities may be issued as original issue discount senior debt securities, which bear no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount due at the stated maturity of the senior debt securities. There may be no periodic payments of interest on original issue discount securities. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder of the original issue discount security upon acceleration will be determined in accordance with the prospectus supplement, the terms of the security and the indenture, but will be an amount less than the amount payable at the maturity of the principal of the original issue discount security.

If the senior debt securities are issued with “original issue discount” within the meaning of the Internal Revenue Code of 1986, as amended, then a holder of those senior debt securities will be required under the

Internal Revenue Code to include original issue discount in ordinary income for federal income tax purposes as it accrues, in accordance with a constant interest method that takes into account the compounding of interest, in advance of receipt of cash attributable to that income. Generally, the total amount of original issue discount on a senior debt security will be the excess of the stated redemption price at maturity of the security over the price at which the security is sold to the public. To the extent a holder of a senior debt security receives a payment (at the time of acceleration of maturity, for example) that represents payment of original issue discount already included by the holder in ordinary income or reflected in the holder’s tax basis in the security, that holder generally will not be required to include the payment in income. The specific terms of any senior debt securities that are issued with original issue discount and the application of the original discount rules under the Internal Revenue Code to those securities will be described in a prospectus supplement for those securities.

Registration and Transfer

Unless otherwise indicated in the applicable prospectus supplement, senior debt securities will be issued only as registered securities. Senior debt securities issued as registered securities will not have interest coupons.

Registered securities (other than a global security) may be presented for transfer, with the form of transfer endorsed thereon duly executed, or exchanged for other senior debt securities of the same series at the office of the security registrar specified in the indenture. The indenture provides that, with respect to registered securities having The City of New York as a place of payment, we will appoint a security registrar or co-security registrar located in The City of New York for such transfer or exchange. Transfer or exchange will be made without service charge, but we may require payment of any taxes or other governmental charges.

Book-Entry Senior Debt Securities

Senior debt securities of a series may be issued in whole or in part in the form of one or more global securities. Each global security will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or permanent form. Until exchanged in whole or in part for the individual securities which it represents, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor depositary or any nominee of the successor. The specific terms of the depositary arrangement for a series of senior debt securities will be described in the applicable prospectus supplement.

Payment and Paying Agents

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of and any premium and interest on registered securities will be made at the office of such paying agent or paying agents as we may designate from time to time. In addition, at our option, payment of any interest may be made by:

•	check mailed to the address of the person entitled to the payment at the address in the applicable security register; or

•	wire transfer to an account maintained by the person entitled to the payment as specified in the applicable security register.

Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name the senior debt security is registered at the close of business on the regular record date for the payment.

Consolidation, Merger or Sale of Assets

The indenture relating to the senior debt securities provides that we may, without the consent of the holders of any of the senior debt securities outstanding under the indenture, consolidate with, merge into or transfer our assets substantially as an entirety to any person, provided that:

•	any successor assumes our obligations on the senior debt securities and under the indenture; and

•	after giving effect to the consolidation, merger or transfer, no event of default (as defined in the indenture) will have happened and be continuing.

Any consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create an event of default which would entitle holders of the senior debt securities, or the trustee acting on their behalf, to take any of the actions described below under “—Events of Default, Waivers, Etc.”

Leveraged and Other Transactions

The indenture and the senior debt securities do not contain provisions which would protect holders of the senior debt securities in the event we engaged in a highly leveraged or other transaction which could adversely affect the holders of senior debt securities.

Modification of the Indenture

The indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of each affected series, modifications and alterations of the indenture may be made which affect the rights of the holders of the senior debt securities. However, no modification or alteration may be made without the consent of the holder of each senior debt security affected which would, among other things,

•	modify the terms of payment of principal of or any premium or interest on the senior debt securities; or

•	reduce the percentage in principal amount of outstanding senior debt securities required to modify or alter the indenture.

Events of Default, Waivers, Etc.

An “event of default” with respect to senior debt securities of any series is defined in the indenture to include:

(1)	default in the payment of principal of or any premium on any of the outstanding senior debt securities of that series when due;

(2)	default in the payment of interest on any of the outstanding senior debt securities of that series when due and continuance of such default for 30 days;

(3)	default in the performance of any of our other covenants in the indenture with respect to the senior debt securities of that series and continuance of such default for 60 days after written notice;

(4)	certain events of bankruptcy, insolvency or reorganization relating to us; and

(5)	any other event that may be specified in a prospectus supplement with respect to any series of senior debt securities.

If an event of default with respect to any series of outstanding senior debt securities occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior debt securities of that series may declare the principal amount (or with respect to original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all senior debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series may waive an event of default resulting in acceleration of the senior debt securities, but only if all events of default with respect to senior debt securities of such series have been remedied and all payments due, other than those due as a result of acceleration, have been made.

If an event of default occurs and is continuing, the trustee may, in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of any series and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the indenture will, proceed to protect the rights of the holders of all the senior debt securities of that series. Prior to acceleration of maturity of the outstanding senior debt securities of any series, the holders of a majority in aggregate principal amount of the senior debt securities may waive any past default under the indenture except a default in the payment of principal of or any premium or interest on the senior debt securities of that series.

The indenture provides that upon the occurrence of an event of default specified in clauses (1) or (2) of the first paragraph in this subsection, we will, upon demand of the trustee, pay to it, for the benefit of the holders of any senior debt securities, the whole amount then due and payable on the affected senior debt securities for principal, premium, if any, and interest, if any. The indenture further provides that if we fail to pay such amount upon demand, the trustee may, among other things, institute a judicial proceeding for the collection of those amounts.

The indenture also provides that notwithstanding any of its other provisions, the holder of any senior debt security of any series will have the right to institute suit for the enforcement of any payment of principal of or any premium or interest on the senior debt securities when due and that such right will not be impaired without the consent of that holder.

We are required to file annually with the trustee a written statement of our officers as to the existence or non-existence of defaults under the indenture or the senior debt securities.

Satisfaction and Discharge

The indenture provides, among other things, that when all senior debt securities not previously delivered to the trustee for cancellation (1) have become due and payable or (2) will become due and payable at their stated maturity within one year, we may deposit with the trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the senior debt securities not previously delivered to the trustee for cancellation. Those funds will include all principal, premium, if any, and interest, if any, to the date of the deposit or to the stated maturity, as applicable. Upon such deposit, the indenture will cease to be of further effect except as to our obligations to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel required under the indenture. At such time we will be deemed to have satisfied and discharged the indenture.

Governing Law

The indenture and the senior debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

Information concerning the trustee for a series of senior debt securities will be set forth in the prospectus supplement relating to that series of senior debt securities.

We may have normal banking relationships with the trustee in the ordinary course of business.

DESCRIPTION OF SUBORDINATED DEBT SECURITIES

General

The following description applies to the subordinated debt securities offered by this prospectus. The subordinated debt securities will be unsecured, subordinated obligations of Black Hills. The subordinated debt securities may be issued in one or more series. The subordinated debt securities will be issued under an indenture between us and the trustee specified in the applicable prospectus supplement.

The statements under this caption are brief summaries of the provisions contained in the indenture, do not claim to be complete and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Whenever defined terms are used but not defined in this prospectus, those terms have the meanings given to them in the indenture.

The following describes the general terms and provisions of the subordinated debt securities to which any prospectus supplement may relate. The particular terms of any subordinated debt security and the extent, if any, to which these general provisions may apply to the subordinated debt securities will be described in the prospectus supplement relating to the subordinated debt securities.

The indenture does not limit the aggregate principal amount of subordinated debt securities which may be issued under it. Rather, the indenture provides that subordinated debt securities of any series may be issued under it up to the aggregate principal amount which we may authorize from time to time. Subordinated debt securities may be denominated in any currency or currency unit we designate. Neither the indenture nor the subordinated debt securities will limit or otherwise restrict the amount of other debt which we may incur or the other securities which we may issue.

Subordinated debt securities of a series may be issuable in the form of registered securities or global securities.

You must review the prospectus supplement for a description of the following terms, where applicable, of each series of subordinated debt securities for which this prospectus is being delivered:

•	the title of the subordinated debt securities;

•	the limit, if any, on the aggregate principal amount or aggregate initial public offering price of the subordinated debt securities;

•	the priority of payment of the subordinated debt securities;

•	the price or prices, which may be expressed as a percentage of the aggregate principal amount, at which the subordinated debt securities will be issued;

•	the date or dates on which the principal of the subordinated debt securities will be payable;

•	the interest rate or rates, which may be fixed or variable, for the subordinated debt securities, if any, or the method of determining the same;

•	the date or dates from which interest, if any, on the subordinated debt securities will accrue, the date or dates on which interest, if any, will be payable, the date or dates on which payment of interest, if any, will commence and the regular record dates for the interest payment dates;

•	the extent to which any of the subordinated debt securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent global subordinated debt security will be paid;

•	each office or agency where the subordinated debt securities may be presented for registration of transfer or exchange;

•	the place or places where the principal of and any premium and interest on the subordinated debt securities will be payable;

•	the date or dates, if any, after which the subordinated debt securities may be redeemed or purchased in whole or in part, (1) at our option or (2) mandatorily pursuant to any sinking, purchase or similar fund or (3) at the option of the holder, and the redemption or repayment price or prices;

•	the terms, if any, upon which the subordinated debt securities may be convertible into or exchanged for any other kind of our securities or indebtedness and the terms and conditions upon which the conversion or exchange would be made, including the initial conversion or exchange price or rate, the conversion period and any other additional provisions;

•	the authorized denomination or denominations for the subordinated debt securities;

•	the currency, currencies or units based on or related to currencies for which the subordinated debt securities may be purchased and the currency, currencies or currency units in which the principal of and any premium and interest on the subordinated debt securities may be payable;

•	any index used to determine the amount of payments of principal of and any premium and interest on the subordinated debt securities;

•	the payment of any additional amounts with respect to the subordinated debt securities;

•	whether any of the subordinated debt securities will be issued with original issue discount;

•	information with respect to book-entry procedures, if any;

•	the terms of subordination;

•	any additional covenants or events of default not currently included in the indenture relating to the subordinated debt securities; and

•	any other terms of the subordinated debt securities not inconsistent with the provisions of the indenture.

If any of the subordinated debt securities are sold for one or more foreign currencies or foreign currency units or if the principal of or any premium or interest on any series of subordinated debt securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to that issue of subordinated debt securities and those currencies or currency units will be described in the applicable prospectus supplement.

A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

Subordinated debt securities may be issued as original issue discount securities, to be sold at a substantial discount below their stated principal amount due at the stated maturity of the subordinated debt securities. There may be no periodic payments of interest on original issue discount securities. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder of the original issue discount security upon acceleration will be determined in accordance with the prospectus supplement, the terms of the security and the indenture, but will be an amount less than the amount payable at the maturity of the principal of the original issue discount security.

If the subordinated debt securities are issued with “original issue discount” within the meaning of the Internal Revenue Code of 1986, as amended, then a holder of those subordinated debt securities will be required under the Internal Revenue Code to include original issue discount in ordinary income for federal income tax purposes as it accrues, in accordance with a constant interest method that takes into account the compounding of interest, in advance of receipt of cash attributable to that income. Generally, the total amount of original issue discount on a subordinated debt security will be the excess of the stated redemption price at maturity of the security over the price at which the security is sold to the public. To the extent a holder of a subordinated debt security receives a payment (at the time of acceleration of maturity, for example) that represents payment of original issue discount already included by the holder in ordinary income or reflected in the holder’s tax basis in the security, that holder generally will not be required to include the payment in income. The specific terms of any subordinated debt securities that are issued with original issue discount and the application of the original discount rules under the Internal Revenue Code to those securities will be described in a prospectus supplement for those securities.

Registration and Transfer

Unless otherwise indicated in the applicable prospectus supplement, subordinated debt securities will be issued only as registered securities. Subordinated debt securities issued as registered securities will not have interest coupons.

Registered securities (other than a global security) may be presented for transfer, with the form of transfer endorsed thereon duly executed, or exchanged for other subordinated debt securities of the same series at the office of the security registrar specified in the indenture. The indenture provides that, with respect to registered securities having The City of New York as a place of payment, we will appoint a security registrar or co-security registrar located in The City of New York for such transfer or exchange. Transfer or exchange will be made without service charge, but we may require payment of any taxes or other governmental charges.

Book-Entry Subordinated Debt Securities

Subordinated debt securities of a series may be issued in whole or in part in the form of one or more global securities. Each global security will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or permanent form. Until exchanged in whole or in part for the individual securities which it represents, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor depositary or any nominee of the successor. The specific terms of the depositary arrangement for a series of subordinated debt securities will be described in the applicable prospectus supplement.

Payment and Paying Agents

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of and any premium and interest on registered securities will be made at the office of such paying agent or paying agents as we may designate from time to time. In addition, at our option, payment of any interest may be made by:

•	check mailed to the address of the person entitled to the payment at the address in the applicable security register; or

•	wire transfer to an account maintained by the person entitled to the payment as specified in the applicable security register.

Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name the subordinated debt security is registered at the close of business on the regular record date for the payment.

Subordination

The subordinated debt securities will be subordinated and junior in right of payment to some of our other indebtedness (which may include senior indebtedness for money borrowed) to the extent described in the applicable prospectus supplement. At December 31, 2002, we had an aggregate amount of $460.1 million of indebtedness that would be senior to any subordinated debt securities that we may issue.

Consolidation, Merger or Sale of Assets

The indenture relating to the subordinated debt securities provides that we may, without the consent of the holders of any of the subordinated debt securities outstanding under the indenture, consolidate with, merge into or transfer our assets substantially as an entirety to any person, provided that:

•	any successor assumes our obligations on the subordinated debt securities and under the indenture; and

•	after giving effect to the consolidation, merger or transfer, no event of default (as defined in the indenture) will have happened and be continuing.

Any consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create an event of default which would entitle holders of the subordinated debt securities, or the trustee acting on their behalf, to take any of the actions described below under “—Events of Default, Waivers, Etc.”

Leveraged and Other Transactions

The indenture and the subordinated debt securities do not contain provisions which would protect holders of the subordinated debt securities in the event we engaged in a highly leveraged or other transaction which could adversely affect the holders of subordinated debt securities.

Modification of the Indenture

The indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding subordinated debt securities of each affected series, modifications and alterations of the indenture may be made which affect the rights of the holders of the subordinated debt securities. However, no modification or alteration may be made without the consent of the holder of each subordinated debt security affected which would, among other things,

•	modify the terms of payment of principal of or any premium or interest on the subordinated debt securities;

•	adversely modify the subordination terms of the subordinated debt securities; or

•	reduce the percentage in principal amount of outstanding subordinated debt securities required to modify or alter the indenture.

Events of Default, Waivers, Etc.

An “event of default” with respect to subordinated debt securities of any series is defined in the indenture to include:

(1)	default in the payment of principal of or any premium on any of the outstanding subordinated debt securities of that series when due;

(2)	default in the payment of interest on any of the outstanding subordinated debt securities of that series when due and continuance of such default for 30 days;

(3)	default in the performance of any of our other covenants in the indenture with respect to the subordinated debt securities of that series and continuance of such default for 90 days after written notice;

(4)	certain events of bankruptcy, insolvency or reorganization relating to us; and

(5)	any other event that may be specified in a prospectus supplement with respect to any series of subordinated debt securities.

If an event of default with respect to any series of outstanding subordinated debt securities occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding subordinated debt securities of that series may declare the principal amount (or with respect to original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all subordinated debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of any series may waive an event of default resulting in acceleration of the subordinated debt securities, but only if all events of default with respect to subordinated debt securities of such series have been remedied and all payments due, other than those due as a result of acceleration, have been made.

If an event of default occurs and is continuing, the trustee may, in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the outstanding subordinated debt securities of any series and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the indenture will, proceed to protect the rights of the holders of all the subordinated debt securities of that series. Prior to acceleration of maturity of the outstanding subordinated debt securities of any series, the holders of a majority in aggregate principal amount of the subordinated debt securities may waive any past default under the indenture except a default in the payment of principal of or any premium or interest on the subordinated debt securities of that series.

The indenture provides that upon the occurrence of an event of default specified in clauses (1) or (2) of the first paragraph in this subsection, we will, upon demand of the trustee, pay to it, for the benefit of the holders of any subordinated debt securities, the whole amount then due and payable on the affected subordinated debt securities for principal, premium, if any, and interest, if any. The indenture further provides that if we fail to pay such amount upon demand, the trustee may, among other things, institute a judicial proceeding for the collection of those amounts.

The indenture also provides that notwithstanding any of its other provisions, the holder of any subordinated debt security of any series will have the right to institute suit for the enforcement of any payment of principal of or any premium or interest on the subordinated debt securities when due and that such right will not be impaired without the consent of that holder.

We are required to file annually with the trustee a written statement of our officers as to the existence or non-existence of defaults under the indenture or the subordinated debt securities.

Satisfaction and Discharge

The indenture provides, among other things, that when all subordinated debt securities not previously delivered to the trustee for cancellation (1) have become due and payable or (2) will become due and payable at their stated maturity within one year, we may deposit with the trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated debt securities not previously delivered to the trustee for cancellation. Those funds will include all principal, premium, if any, and interest, if any, to the date of the deposit or to the stated maturity, as applicable. Upon such deposit, the indenture will cease to be of further effect except as to our obligations to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel required under the indenture. At such time we will be deemed to have satisfied and discharged the indenture.

Governing Law

The indenture and the subordinated debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

Information concerning the trustee for a series of subordinated debt securities will be set forth in the prospectus supplement relating to that series of subordinated debt securities.

We may have normal banking relationships with the trustee in the ordinary course of business.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of (a) 100,000,000 shares of common stock, having a par value of $1 per share, and (b) 25,000,000 shares of preferred stock, without par value. As of October 31, 2002, 26,903,626 shares of common stock and 5,177 shares of preferred stock were outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders may use cumulative voting for the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, holders of common stock are entitled to receive equally dividends as they may be declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation or dissolution, holders of common stock are entitled to share equally in all assets remaining after payment of liabilities and the liquidation preference of any outstanding series of preferred stock.

Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are, and the shares of common stock we sell in any offering will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by our shareholders, to issue shares of undesignated preferred stock from time to time in one or more series and to fix the related number of shares and the designations, voting powers, preferences, optional and other special rights, and restrictions or qualifications of that preferred stock. The particular terms of any series of preferred stock will be described in the prospectus supplement relating to that series of preferred stock. The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ from common stock and other series of preferred stock with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of additional series of preferred stock could:

•	decrease the amount of earnings and assets available for distribution to holders of common stock;

•	adversely affect the rights and powers, including voting rights, of holders of common stock; and

•	have the effect of delaying, deferring or preventing a change in control.

No Par Preferred Stock, Series 2000-A.    We currently have 5,177 shares of No Par Preferred Stock, Series 2000-A issued and outstanding, which we refer to as “Series A preferred stock.” The shares of Series A preferred stock currently issued and outstanding are cumulative, convertible, no par shares and are non-voting except as generally discussed below or as otherwise required by law. The holders of our Series A preferred stock are entitled to receive cumulative quarterly cash dividends at a rate equal to 1% per year computed on the basis of $1,000 per share plus an amount equal to any dividend payable with respect to our common stock, multiplied by the number of shares of common stock into which each share of Series A preferred stock is convertible. Dividends on our Series A preferred stock must be paid or declared and set apart for payment before any dividends may be paid or declared and set apart for payment on our common stock. In addition, no dividend may be declared or paid with respect to our common stock unless the same dividend is declared and paid with respect to our Series A preferred stock.

We have the authority to redeem our Series A preferred stock in whole or in part, at any time. The redemption price per share for the Series A preferred stock is $1,000 plus all accrued and unpaid dividends. Each share of Series A preferred stock is convertible at the option of the shareholder into shares of our common stock at any time prior to July 7, 2005 and, unless redeemed, will be automatically converted into shares of our common stock on July 7, 2005. Each share of Series A preferred stock is convertible into 28.57 shares (the liquidation preference amount of $1,000 divided by the conversion price of $35.00 per share). Upon delivery to a shareholder of a notice of redemption, the conversion price will be adjusted to equal the lesser of the conversion price then in effect and the current market price of our common stock on the redemption notice date.

The holders of our Series A preferred stock are not entitled to any right to vote at any meeting of our shareholders for the election of directors, except that whenever dividends accrued on the Series A preferred stock remain unpaid in an amount equivalent to four quarterly dividends, but less than eight, the holders of the Series A preferred stock, voting separately as one class for such purpose, will be entitled at the next succeeding annual meeting of shareholders to elect that number of directors as will constitute one-third of the then board members, and the holders of common stock will be entitled to elect the remaining directors. Whenever the accrued and unpaid dividends on the Series A preferred stock become equivalent to or exceed eight quarterly dividends, the holders of the Series A preferred stock, voting separately as one class for such purpose, will be entitled to elect at the next succeeding annual meeting of shareholders the smallest number of directors necessary to constitute a majority of our board, and the holders of common stock will be entitled to elect the remaining directors. After the accrued and unpaid dividends are paid, the holders of the Series A preferred stock will be divested of these voting rights at the next succeeding annual meeting of shareholders.

We must obtain the consent of the holders of two-thirds of the outstanding shares of our Series A preferred stock, voting separately as one class for such purpose, before we may:

•	create or increase the authorized amount of any other class of stock which will rank prior to the Series A preferred stock in respect of dividends or assets;

•	reclassify shares of stock of any class ranking junior to the Series A preferred stock in respect of dividends or assets, wholly or partially into shares of stock of any class ranking on a parity with or prior to the Series A preferred stock in respect of dividends or assets;

•	sell all or substantially all of our property and assets to, or merge or consolidate into or with, any other company; or

•	make any distribution out of capital or capital surplus, other than dividends payable in stock ranking junior to the Series A preferred stock in respect of dividends and assets, to holders of stock ranking junior to the Series A preferred stock in respect of dividends or assets.

Anti-Takeover Effects of South Dakota Law and Provisions of Our Charter and Bylaws

South Dakota law and our articles of incorporation and bylaws contain certain provisions that might be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of us or remove our management.

Control Share Acquisitions

The control share acquisition provisions of the South Dakota Domestic Public Corporation Takeover Act provide generally that the shares of a publicly held South Dakota corporation acquired by a person that exceed the thresholds of voting power described below will have the same voting rights as other shares of the same class or series only if approved by:

•	the affirmative vote of the majority of all outstanding shares entitled to vote, including all shares held by the acquiring person; and

•	the affirmative vote of the majority of all outstanding shares entitled to vote, excluding all interested shares.

Each time an acquiring person reaches a threshold, an election must be held as described above before the acquiring person will have any voting rights with respect to shares in excess of such threshold. The thresholds which require shareholder approval before voting powers are obtained with respect to shares acquired in excess of such thresholds are 20%, 33% and 50%, respectively. We have elected in our articles of incorporation not to be subject to these provisions of South Dakota law.

Business Combinations

We are subject to the provisions of Section 47-33-17 of the South Dakota Domestic Public Corporation Takeover Act. In general, Section 47-33-17 prohibits a publicly held South Dakota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date that the person became an interested shareholder unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner. After the four-year period has elapsed, the business combination must still be approved, if not previously approved in the manner prescribed, by the affirmative vote of the holders of a majority of the outstanding voting shares exclusive, in some instances, of those shares beneficially owned by the interested shareholder. Generally, a “business combination” includes a merger, a transfer of 10% or more of the corporation’s assets, the issuance or transfer of stock equal to 5% or more of the aggregate market value of all of the corporation’s outstanding shares, the adoption of a plan of liquidation or dissolution, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an “interested shareholder” is a person who, together with affiliates and associates, owns 10% or more of the corporation’s voting stock. This provision may delay, defer or prevent a change in control of us without the shareholders taking further action.

The South Dakota Domestic Public Corporation Takeover Act further provides that our board, in determining whether to approve a merger or other change of control, may take into account both the long-term as well as short-term interests of us and our shareholders, the effect on our employees, customers, creditors and suppliers, the effect upon the community in which we operate and the effect on the economy of the state and nation. This provision may permit our board to vote against some proposals that, in the absence of this provision, it would have a fiduciary duty to approve.

Fair Price Provision

Our articles of incorporation require the affirmative vote of the holders of 80% or more of the outstanding shares of our voting stock to approve any “business transaction” with any “related person” or any “business transaction” in which a “related person” has an interest. However, if a majority of the members of our board who are not affiliated with the related party approve the business transaction, or if the cash or fair market value of any consideration received by our shareholders pursuant to a business transaction meets certain enumerated requirements, then the 80% voting requirement will not be applicable. Generally, our articles of incorporation define a “business transaction” to include a merger, asset or stock sale. Our articles of incorporation define a “related person” as any person or entity that owns 10% or more of our outstanding voting stock. The likely effect of this provision is to delay, defer or prevent a change in control of us.

Board Composition

Our articles of incorporation and bylaws provide for a staggered board of directors divided into three classes, with the term of office of one class expiring each year. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause and by the affirmative vote of the majority of the remaining members of the board of directors. The likely effect of our staggered board of directors and the limitation on the removal of directors is an increase in the time required for the shareholders to change the composition of our board of directors.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

The existence of authorized but unissued and unreserved common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Our board of directors has no present intention to issue any new series of preferred stock; however, our board has the authority, without further shareholder approval, to issue one or more series of preferred stock that could, depending on the terms of the series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although our board of directors is required to make any determination to issue such stock based on its judgment as to the best interest of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. Our board of directors does not intend to seek shareholder approval prior to any issuance of stock, unless otherwise required by law or the rules of the stock exchange on which our common stock is listed.

Shareholder Action by Written Consent Must Be Unanimous

South Dakota law provides that any action which may be taken at a meeting of shareholders may be taken without a meeting if a written consent, setting forth the action taken, is signed by all of the shareholders entitled to vote with respect to the action taken. This provision prevents holders of less than all of our common stock from unilaterally using the written consent procedure to take shareholder action.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

DESCRIPTION OF WARRANTS

Offered Warrants

We may issue warrants that are debt warrants or equity warrants. We may offer warrants separately or together with one or more additional warrants or debt or equity securities or any combination of those securities in the form of units, as described in the applicable prospectus supplement. If we issue warrants as part of a unit, the accompanying prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants’ expiration date.

Debt Warrants

We may issue, together with debt securities or separately, warrants for the purchase of debt securities on terms to be determined at the time of sale.

Equity Warrants

We may also issue, together with equity securities or separately, warrants to purchase, including warrant spreads, shares of our common or preferred stock on terms to be determined at the time of sale.

General Terms of Warrants

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants and warrant spreads:

•	the specific designation and aggregate number of, and the price at which we will issue, the warrants;

•	the currency with which the warrants may be purchased;

•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

•	whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any debt security included in that unit;

•	any applicable material United States federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars, determination agents or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	the antidilution provisions of the warrants, if any;

•	any redemption or call provisions;

•	the exercise price and procedures for exercise of the warrants;

•	the terms of any warrant spread and the market price of our common stock which will trigger our obligation to issue shares of our common stock in settlement of a warrant spread;

•	whether the warrants are to be sold separately or with other securities as part of units; and

•	any other terms of the warrants.

Significant Provisions of the Warrant Agreements

We will issue the warrants under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent, in one or more series, which will be described in the prospectus supplement for the warrants. The following summaries of significant provisions of the warrant agreements and the warrants are not intended to be comprehensive, and holders of warrants should review the detailed description of the relevant warrant agreement included in any prospectus supplement.

Modifications Without Consent of Warrantholders

We and the warrant agent may amend the terms of the warrants and the warrant certificates without the consent of the holders to:

•	cure any ambiguity;

•	cure, correct or supplement any defective or inconsistent provision; or

•	amend the terms in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the affected holders in any material respect.

Enforceability of Rights of Warrantholders

The warrant agents will act solely as our agents in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants. Any holder of warrant certificates and any beneficial owner of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise the warrants evidenced by the warrant certificates in the manner provided for in that series of warrants or pursuant to the applicable warrant agreement. No holder of any warrant certificate or beneficial owner of any warrants will be entitled to any of the rights of a holder of the debt securities or any other warrant property, if any, purchasable upon exercise of the warrants, including, without limitation, the right to receive the payments on those debt securities or other warrant property or to enforce any of the covenants or rights in the relevant indenture or any other similar agreement.

Registration and Transfer of Warrants

Subject to the terms of the applicable warrant agreement, warrants in registered, definitive form may be presented for exchange and for registration of transfer at the corporate trust office of the warrant agent for that series of warrants, or at any other office indicated in the prospectus supplement relating to that series of warrants, without service charge. However, the holder will be required to pay any taxes and other governmental charges as described in the warrant agreement. The transfer or exchange will be effected only if the warrant agent for the series of warrants is satisfied with the documents of title and identity of the person making the request.

New York Law to Govern

The warrants and each warrant agreement will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating holders to purchase from us and us to sell to the holders, a specified principal amount of debt securities or a specified number of shares of common stock or preferred stock or any of the other securities that we may sell under this prospectus (or a range of principal amount or number of shares pursuant to a predetermined formula) at a future date or dates. The consideration payable upon settlement of the purchase contracts may be fixed at the time the purchase contracts are issued or may be determined by a specific reference to a formula set forth in the purchase contracts. The purchase contracts may be issued separately or as part of units consisting of a purchase contract and other securities or obligations issued by us or third parties, including United States treasury securities, securing the holders’ obligations to purchase the relevant securities under the purchase contracts. The purchase contracts may require us to make periodic payments to the holders of the purchase contracts or units or vice versa, and the payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner and in some circumstances we may deliver newly issued prepaid purchase contracts, often referred to as “prepaid securities,” upon release to a holder of any collateral securing such holder’s obligations under the original purchase contract.

The applicable prospectus supplement will describe the terms of any purchase contracts or purchase units and, if applicable, such other securities or obligations. The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the purchase contracts, and, if applicable, collateral arrangements, relating to the purchase contracts.

DESCRIPTION OF UNITS

We may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the purchase contracts, warrants, debt securities, preferred stock and/or common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

From time to time, we may sell the securities offered by this prospectus:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

Any underwriter, dealer or agent may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933.

The applicable prospectus supplement relating to the securities will set forth:

•	their offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the net proceeds we may receive from the sale;

•	any underwriting discounts, fees, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts, commissions or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions,

•	at a fixed price or prices which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the applicable prospectus supplement, the obligations of underwriters or dealers to purchase the offered securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by us to payments which they may be required to make. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Each class or series of securities will be a new issue of securities with no established trading market, other than our common stock, which is listed on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange, but are not obligated to do so. Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

LEGAL OPINIONS

The validity of the securities offered by this prospectus will be passed upon for Black Hills Corporation by Steven J. Helmers, General Counsel and Corporate Secretary of Black Hills, with respect to matters governed by South Dakota law, and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, special counsel to Black Hills, with respect to matters governed by New York law. Certain legal matters will be passed upon for Black Hills by Conner & Winters, P.C., Tulsa, Oklahoma, and for the underwriters, dealers, or agents, if any, by Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Helmers owns, directly or indirectly, 3,626 shares of our common stock, and holds options to purchase an additional 29,110 shares.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Form 8-K filed on November 25, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an emphasis of the matter paragraph relating to the adoption of Statement of Financial Accounting Standard No. 133), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. Information that we file later with the SEC will also automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below that we previously filed with the SEC and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering made under this prospectus:

•	Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2001 (SEC File No. 333-52664), excluding portions which are superceded by our Current Report on Form 8-K dated November 25, 2002 (SEC File No. 1-31303);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, respectively (SEC File No. 1-31303);

•	Our Current Reports on Form 8-K filed on May 31, 2002, August 13, 2002, October 10, 2002, November 25, 2002, December 2, 2002 and December 23, 2002 (SEC File No. 1-31303); and

•	The description of our common stock contained in our registration statement on Form 8-A, dated April 19, 2002 (SEC File No. 1-31303), including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

 These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

 Black Hills Corporation

 625 Ninth Street

 Rapid City, South Dakota 57701

 Attention: Investor Relations

 (605) 721-1700

 The reports, proxy statements and other information we file with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10002. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.